UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _________________________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number____________________________

DYNASTY GAMING, INC.
(Exact name of the Registrant as specified in its charter)

Quebec, Canada
(Jurisdiction of incorporation or organization)

759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7
(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

None

Name of each exchange on which registered

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITH NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On December 31, 2005, the registrant had 76,854,115 shares of common stock outstanding. As of May 31, 2006, the number of outstanding common shares was 77,321,559.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __	No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. PER RULE 12-2 of Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by a check mark which financial statement the Registrant has elected to follow.

Item 17 X	Item 18 __

EXPLANATORY NOTE

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

CERTAIN INFORMATION

As used in this annual report, “we,” “us,” “our,” the “Company,” “DNY” and “Dynasty” refers to Dynasty Gaming Inc. and its subsidiaries, Mahjong Systems Ltd. and Mahjong Development Inc., except where it is clear that such terms mean only Dynasty Gaming Inc.

We maintain our books of account in Canadian dollars, and accordingly, have provided the financial data in this Form 20-F in Canadian dollars in accordance with generally accepted accounting principles in Canada. Canadian GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached. See “Item 19.” All references to dollar amounts in this Form 20-F, unless otherwise indicated, are in Canadian dollars. See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” for historical information regarding the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York with respect to the Canadian dollar. You should not construe these translations as representations that the Canadian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the daily exchange rates during such periods. On June 1, 2006, the exchange rate was approximately Cdn.$1.00 per US$ 0.906810.*As reported by Bank of Canada

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in ‘Risk Factors’ in this report, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and senior management. The following table provides the names and titles of our directors and senior management.

Name	Title
Albert Barbusci	Director, President, and Chief Executive Officer (2)
David Wolk	Director (2)
Linda Lemieux	Director (1) (2)
Kiyoshi Eguchi	Director (2)
Mark Billings	Chief Financial Officer (2)
Anthony Barbusci	Vice President of Finance and Corporate Secretary (2)
Adriaan Brink	President and Director of Mahjong Systems Ltd. (2)
Ian Sherrington	President and Director of Mahjong Development Inc. (2)
(1) Linda Lemieux also serves as Secretary of Mahjong Development Inc., which is a wholly-owned subsidiary of the Company.
(2) The business address for our directors and senior management is 759 Square Victoria, Suite 300, Montréal, Québec, Canada H2Y 2J7.

Auditors. The following table provides the names and addresses of our auditors for the preceding three years.

Name and business address	Term
Horwath Appel 1 Westmount Square, Suite 900 Montréal, Québec, Canada H3Z 2PY	1994 - Present

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:
	Year Ended December 31
	2005	2004	2003	2002	2001
(a) Total revenue	$7,956,157	$6,238,792	$3,959,448	$9,901,611	$13,426,270
(b) Earnings (loss) from continuing operations	($1,184,559)	($888,320)	($282,512)	$168,051	($411,718)
Total	($1,184,559)	($2,204,904)	($703,468)	$168,051	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(c) Total assets	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(d) Total long-term debt	$63,561	$94,319	$312,858	$43,528	$41,206
(e) Capital stock	$12,405,434	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(f) Total shareholders’ equity	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	($1,184,559)	($2,204,904)	($703,468)	$168,051	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:
	Year Ended December 31
	2005	2004	2003	2002	2001
(a) Total revenue	$7,956,157	$6,238,792	$3,959,448	$9,901,611	$13,426,270
(b) Earnings (loss) from continuing operations	($1,184,559)	($903,403)	($297,162)	$162,176	($411,718)
Total	($1,184,559)	($2,219,987)	($718,118)	$162,176	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(c) Total assets	$11,286,534	$3,023,375	$9,535,808	$11,581,996	$6,787,146
(d) Total long-term debt	$63,561	$94,319	$312,858	$43,528	$41,206
(e) Capital stock	$12,139,934	$3,589,810	$3,831,116	$3,831,116	$2,336,590
(f) Total shareholders’ equity	$8,774,587	$721,987	$3,112,702	$3,887,565	$2,224,988
(g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h) Net earnings (loss) for the period
Total	($1,238,554)	($2,285,145)	($789,513)	$162,805	($411,718)
Per Share¹	($0.03)	($0.06)	($0.02)	$0.00	($0.01)
(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

Exchange Rates

The following table sets forth the high and low for each month during the previous six months, of the noon buying rates for US dollars per Canadian dollars in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.
	May 2006	April 2006	March 2006	February 2006	January 2006	December 2005
High	0.9100	0.8926	0.8834	0.8788	0.8744	0.8690
Low	0.8903	0.8534	0.8531	0.8638	0.8528	0.8521

As of May 31, 2006, the exchange rate to convert one Canadian dollar into one US dollar was $0.9068.

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

	Year Ended December 31
	2005	2004	2003	2002	2001
Average for the period (1)	1.2085	1.2980	1.3918	1.5699	1.5513

(1) The average rates set forth for each period are based on exchange rate of the amount of Cdn.Dollars equaling $1US Dollar.

B. Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness as of May 31, 2006. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

As At May 31, 2006 (Unaudited) (Cdn$)
Indebtedness
Long-term obligations Guaranteed Unguaranteed Secured Unsecured	Nil Nil $30,800 (1) Nil

Shareholders’ Equity Common Shares: 77,321,559 common shares, with no par value, issued and outstanding unlimited number of authorized common shares	[$12,534,559	]

Accumulated deficit	($6,617,765)
Subject to Escrow Agreement	14,881,112
Free trading common shares	62,440,447
Warrants (Expiring 12/29/07)	7,500,000
Broker Options (Expire 12/29/07)	1,350,000
Options to Acquire Stock	5,109,889
Fully Diluted Shares	91,281,448
Net shareholders' equity	$6,574,280
Total capitalization	$6,623,417
1.	Loan repayable in consecutive monthly principal payments of $1,400 plus interest at prime plus 1%, secured by a moveable hypothec on furniture.

C. Reasons for the Offer and use of Proceeds

Not applicable.

RISK FACTORS

Investing in our securities will provide you with an equity ownership interest in Dynasty. As one of our shareholders, your investment will be subject to risks inherent in our business. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this registration statement before deciding to invest in shares of our securities. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment. An investment in our securities involves a high degree of risk. When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Registration Statement on Form 20-F.

DNY and its subsidiaries operate in rapidly changing environments that involve numerous risks and uncertainties, many of which are beyond our control and which could have a material effect on our business, revenues, operating results and financial condition. The following discussion highlights some, although not all, of these risks and uncertainties.

Risks Related to Our Business

Change of Business Focus; Change of Source of Revenue and Limited Operating History of Mahjong Mania

During the fiscal year ended December 31, 2005, 79% of DNY’s consolidated revenues were derived from its subsidiary, CPC Econometrics. On September 21, 2005, the Company acquired Mahjong Systems Ltd. and Mahjong Development Inc. and thereby changed the principal business focus of the Company to the development and commercialization of the Mahjong Mania software. The financial statements, which should be reviewed in conjunction with this section, are not indicative of the Company’s future business focus.

The Company’s Mahjong Mania subsidiaries, Mahjong Systems Limited and Mahjong Development Inc., have a limited operating history and, as of December 31, 2005, had no history of revenues or earnings. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the startup and growth of a new business, and the competitive environment in which we will operate. Our success is dependent upon the successful financing and development of our business plan. No assurance of success is offered. Unanticipated problems, expenses, and delays are frequently encountered in establishing a new business and marketing and developing products. These include, but are not limited to, competition, the need to develop customers and market expertise, market conditions, sales, marketing and governmental regulation. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail our operations.

Market Demand for Mahjong Mania

Although the Company believes that the market for its Mahjong Mania product is potentially large, there is no assurance that consumers will adopt the Company’s gaming software or that the Company will be successful in selling this product into new markets. If the markets in which our gaming products fail to grow, or if the business of our existing and future licensees fails to grow, or grows more slowly than DNY presently anticipates, this could have a material adverse effect on the business, revenues, operating results and financial position of the Company.

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which we operate, including the Mohawk Territory of Kahnawake, Gibraltar and others. Some jurisdictions have introduced legislation and regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

The United Kingdom (“UK”) and other European jurisdictions, such as Gibraltar and Malta, are adopting a regulated Internet gaming approach. There is no assurance, however, that the UK or other regulatory regimes will provide a commercially viable market; furthermore, they may create restrictions that can have a material adverse effect on our customers, business, revenues, operating results and financial position.

Existing legislation in some jurisdictions, including US federal and state statutes, has been and could continue to be construed to prohibit or restrict Internet gaming, and there is a risk that governmental authorities may view DNY and/or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet Service Providers and others involved in the Internet gaming industry. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition, as well as diverting the attention of management.

Given the popularity of Mahjong in Asia, one of the markets of great interest to the Company is the People’s Republic of China (“China”). It is the Company’s understanding that gambling, including Internet gambling, is generally prohibited in China. DNY intends to market its Mahjong product into China in a non-wager format in accordance with its understanding of the current laws in place in China. Changes to the regulatory framework in China could, however, have a material adverse effect on the Company’s business, revenues, operating results and financial condition. There can be no assurance that DNY’s attempts to market its products in China will be successful.

The Company and our licensees may also be subject to applicable laws in other jurisdictions in which we operate. For example, the Patriot Act contains provisions which could be used against the Internet gaming industry. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the Patriot Act, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers.

Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank's correspondent account. Currently, the U.S. Justice Department has taken the view that all offshore gaming funds are tainted, because all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus could negatively impacts Dynasty’s market of potential licensees. Some U.S. banks have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

However, our Company is not reliant on the U.S. as our principal market, which is in stark contrast to the majority of gaming operators. Our main focus is on Asian markets, as well as Asians living outside Asia, including the United States. Accordingly, the Company does not believe the above would substantially impact their business operations.

Competition

Although DNY believes it is one of the first to develop an aggregate player, online cash-wager version of Mahjong, the Internet gaming market is quite competitive, with a large number of gaming and software operators and developers, and is subject to rapid technological change. The Company’s direct source of current or potential competitors comes from other developers of Internet gaming software. Some of these potential competitors have significantly greater financial, technical, marketing and sales resources and may be able to respond more quickly than DNY to new or emerging technologies and to changes in customers’ requirements, thereby rendering the Company’s existing or future services obsolete, unmarketable or less competitive. Current and potential competitors may make strategic acquisitions or establish cooperative relationships amongst themselves or with other solution providers, thereby increasing the ability of their services to address the needs of DNY’s prospective clients. This could have a material adverse effect on the Company’s revenues, operating results and financial condition.

Based on our research and market intelligence, we believe that we may be the only company that has developed an online multiplayer, cash-wager version of Mahjong. We are aware of only two companies that have a similar offer, which are: FunTown, which was recently acquired by GigaMedia, a Taiwanese company listed on NASDAQ; and TankSoft, a private company that signed a partnership agreement with Playtech Ltd., a software provider listed on the London Stock Exchange, in early June 2006.

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on us by the continued growth of the Internet, the overall online gaming industry or that of our clients.

The Internet’s viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including, but not limited to, security, reliability, cost, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, operating results and financial condition will be materially adversely affected.

End-users of our software depend on Internet Service Providers, online service providers, gaming site operators and our system infrastructure for access to the sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, instability and interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet the level of service that we have contracted for, and we may be in breach of our contractual commitments, which could have a material adverse effect on DNY’s business, revenues, operating results and financial condition.

Access to Capital

If DNY does not obtain additional financing, then there is a risk that DNY will not be able to complete commercial development of its technology or achieve net revenues from the commercial application of its technology.

There can be no assurance that DNY will operate profitably at any time in the future. The Company believes that it will be able to launch successfully with its current financial resources, and that this does not presently require substantial cash resources. There is no assurance that DNY will be able to secure such financing, when needed, or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in the development of DNY's products and a substantial curtailment of operations. Future financings could result in substantial dilution to DNY's existing shareholders.

If DNY is not able to successfully manage its growth, DNY’s operating and capital expenses may be higher than anticipated and its revenues may be lower than anticipated.

If DNY becomes successful, it will have to anticipate rapid growth and plan for it. Future operating results will depend on our management's ability to manage, hire and retain qualified employees, properly generate revenues and control expenses and many promising businesses have been unsuccessful in managing growth.

Dependence on Key Personnel

The Company depends on a number of key management individuals, the loss of any one of whom may have a material adverse effect on the Company’s business. Competition for highly skilled management, technical and sales personnel is intense. While the company maintains employment agreements with its directors and executive personnel (see Item 6. Directors, Senior Management, and Employees), the inability to retain and keep employees and to attract and retain additional key employees who have the requisite skills may have a material adverse effect on the Company’s business.

Foreign Exchange

Our financial results are reported in Canadian dollars, which is subject to fluctuations in respect of the currencies of the countries in which we may operate, including US dollars, British pound sterling, Euros and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. DNY currently does not utilize a hedging program. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Intellectual Property

The Company relies on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. Our ability to protect our proprietary information is crucial to the success of our business. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology. Any such misappropriation could have a material adverse effect on DNY’s business, revenues, operating results and financial condition.

Company's Officers and Directors Resident Outside US; Potential Unenforceability of Civil Liabilities and Judgments

The Company and all of its officers and all of its directors are residents of countries other than the United States. All of the Company's assets are located outside the United States, with exception to one of the Company’s subsidiaries, CPC Econometrics, Inc, which is located in Georgia. The company is planning to, and anticipates, divesting itself of this subsidiary in the near future. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Risks related to our common stock:

Stock Volatility

The market price of our common shares has experienced fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, including proposed Internet gaming legislation or enforcement of existing laws, innovation and technological changes, the emergence of new competitors, quarterly variations in revenue and results of operations, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

THERE IS A LIMITED MARKET FOR OUR COMMON STOCK WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO DISPOSE OF YOUR STOCK.

Our common stock has been quoted on the TSX Venture Exchange under the symbol "DNY" since December 9, 2005. Prior to our name change, our stock was listed under the symbol “EIH” and “YRA.” There is a limited trading market for our common stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

OUR HISTORIC STOCK PRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE. FURTHER, THE LIMITED MARKET FOR OUR SHARES WILL MAKE OUR PRICE MORE VOLATILE. THIS MAY MAKE IT DIFFICULT FOR YOU TO SELL OUR COMMON STOCK FOR A POSITIVE RETURN ON YOUR INVESTMENT.

Penny Stock Rules

As DNY’s shares are subject to the U.S. “Penny Stock” Rules, investors who purchase DNY’s shares may have difficulty re-selling their shares as the liquidity of the market for DNY’s shares may be adversely affected by the impact of the “Penny Stock” Rules.

Although DNY’s stock is not currently deemed “Penny Stock,” our stock may be subject to U.S. "Penny Stock" rules in the future, which may make the stock more difficult to trade on the open market. DNY's common shares have traded on the TSX Venture Exchange (or its predecessor exchange) since October 2, 2000. For further details on the market performance of DNY's common stock, see "Item 9A." A "penny stock" is generally defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)           the equity security is listed on NASDAQ or a national securities exchange;

(ii)          the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii)         the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least US$2,000,000.

Our Company’s common stock is currently not deemed penny stock under exception (iii), since the Company has been in operation for more than three years and has net tangible assets of more than US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in DNY's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend DNY's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

In the event DNY’s stock is deemed to be penny stock in the future, penny stock regulations will tend to reduce market liquidity of DNY's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market.

The low price of DNY's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of DNY's common stock also limits DNY's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, DNY's shareholders may pay transaction costs that are a higher percentage of their total share value than if DNY's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of DNY's securities. DNY believes its shares will likely continue to be thinly-traded and that its stock is a "penny stock" as its tangible assets (basically cash and property, plant and equipment) may decline to less than US$2 million. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

ITEM 4. INFORMATION ON OUR COMPANY

A. History and Development of the Company.

Dynasty Gaming Inc. / Jeux Dynasty Inc. was incorporated in Quebec, Canada on August 11, 1994 under the name 3059219 Canada Inc. pursuant to the Canada Business Corporation Act. The Company proceeded to change its name numerous times prior to adopting the name Dynasty Gaming Inc. Specifically, the Company changed its name pursuant to the Canada Business Corporation Act as follows: Gramcorp Aggregate Inc. on June 8, 1995, Golden Gram Resources Inc. on March 19, 1996, Events International Holding Corporation (“EIHC”) on October 15, 2001, and Dynasty Gaming Inc. on December 5, 2005.

DNY is headquartered in Montreal, Canada and, together with its subsidiaries, employs 30 full-time professional and support staff.

The principal office of the Company is located at 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7, and its telephone number is (514) 288-0900.

The Company and its subsidiaries are solidifying a two-phased strategy to secure a lead position in the Chinese market and within the international online gaming sector with its first-to-market software for an aggregate player, cash-wager version of Mahjong.

In May 2002, the Company, then known as EIHC, established a new subsidiary known as MedEvents Inc., and launched its first Internet portal known as obgynevents.com, which exclusively focused on women’s health. At the time, EIHC was a world leader in the field of planning and managing world conferences for international professional medical federations. The new portal, which was managed by MedEvents, Inc., would allow EIHC to offer an online, virtual congress to a wide range of conference non-attendees.

On August 8, 2002, the shareholders approved the acquisition of CPC Econometrics Inc., a company controlled by Barry Sheehy, a shareholder of the Company. Following receipt of regulatory approval, the transaction was closed on August 26, 2002. The purchase price was satisfied by the issuance of 800,000 common shares of the Company.

Cadence Healthcare Communications Inc. was launched in October 2002 to support the business of Events International Meeting Planners Inc. (“EIMP”), which was at that time Dynasty’s primary business.  Over the years, EIMP had developed important relationships with several pharmaceutical companies. These pharmaceutical companies were important exhibitors and sponsors for many of the events, organized by EIMP. It seemed a natural extension of the Company’s business model to form an advertising agency, with healthcare expertise to provide marketing, promotional and advertising services to both EIMP and its clients. EIMP became Cadence Healthcare’s first and most important client. The Agency subsequently began to focus on the pharmaceutical industry and developed new clients from some of the EIMP contacts.

In September 2004, the Company, which was then known as Events International Holding Corporation, disposed of its EIMP business by means of a sale. EIMP was sold to Edward Polak, a former President and director of the Company, who had originally been part owner of EIMP prior to it being acquired by the Company in October 2001.

On September 19, 2005, DNY received regulatory approval from the TSX Venture Exchange to finalize the acquisition of Mahjong Mania. Mahjong Mania is a trade name used by Mahjong Systems Limited and Mahjong Development Inc., formerly known as 9143-3250 Québec Inc.

On September 21, 2005, the Company finalized the purchase of Mahjong Systems Limited (MSL) and Mahjong Development Inc. (MDI), collectively known as the Mahjong Mania companies. MSL is based in the Turks and Caicos Islands and licenses Internet gaming software developed by its affiliate MDI, a company based in Montreal, Quebec, Canada. MSL is licensed for Internet gaming operations by the Mohawk Territory of Kahnawake, which is located outside Montreal, Quebec, Canada. MSL’s objectives are to sign licensing agreements with gaming operators for our aggregate model (see Market Strategy section below).

The acquisition was satisfied through the issue of 9,000,000 DNY common shares. The assets of MSL and MDI include the intellectual property, software and development work involving the Mahjong Mania Internet gaming software, as well as software licensing agreements. Mahjong Mania Internet gaming software is a unique technology and is considered to be the first-to-market of an aggregated multiplayer Mahjong gaming system developed for the Internet. Currently, MDI is the owner of the trademark “Mahjong Mania & Design” issued by the Canadian Intellectual Property Office.

On November 25, 2005, at the DNY annual and special meeting of shareholders, DNY’s shareholders approved a change of name for the Company from Events International Holding Corporation to Dynasty Gaming Inc. The primary purpose of the name change was to ensure that the Company’s new name would be more suitable in light of the Company’s newly acquired business strategy, which is the development and marketing of our Mahjong Mania gaming software. At the meeting, Kiyoshi Eguchi, a resident of Japan and retired executive of Dentsu Inc., was elected to the board in addition to the reelection of Albert Barbusci, Linda Lemieux and David Wolk.

The Company currently intends to divest itself of its Cadence Healthcare Communication’s Inc., MedEvents Inc. and CPC Econometrics, Inc. subsidiaries in the near future in order to focus its efforts on the Mahjong Mania business.

B.  Business Overview

The Company and its subsidiaries are solidifying a two-phased strategy to secure a lead position in the Chinese market and within the international online gaming sector with its first-to-market software for an aggregate player, cash-wager version of Mahjong. MDI has completed its first phase of development work on its Mahjong Mania gaming software, including the back office support systems, and clients of DrHo888.com, Mahjongclub.com and Ladbrokes.com are now playing a cash wager version of the game. MSL executives are in continuous discussions and negotiations with other major online gaming site operators to expand the market for Mahjong Mania. To date, 12 licensing agreements have been signed and management of MSL believes that a number of additional licensing agreements will be signed this year.

The Company is committed to devoting its management and financial resources to the Mahjong Mania business. The MedEvents subsidiary is inactive, and the Cadence Healthcare and CPC Econometrics subsidiaries no longer fit into DNY’s long-term business plan. Although a formal plan does not yet exist, DNY will be looking into the best way to divest itself of these three subsidiaries in the near future.

With the acquisition of the Mahjong Mania business in 2005, the principal focus of Dynasty is in three lines of business: our aggregate or licensing model outside China, our prepaid card strategy in China and the World Cup of Mahjong. The following table highlights the projected capital budgets for 2006, 2007 and 2008.

Year	Aggregate	Prepaid	World Cup	Total
2006	$500,000	$1,100,000	$0	$1,600,000
2007	$380,000	$100,000	$0	$480,000
2008	$1,430,000	$600,000	$0	$2,030,000
Total	$2,310,000	$1,800,000	$0	$4,110,000

Since the aggregate model is 100% owned by Dynasty Gaming, 100% of the capital expenditures for this business unit will be our responsibility. As for the prepaid card strategy, this will most likely be set up as a joint venture with the Ho Group (see Ho Majiang section below). Our stake is this joint venture is presently pegged at 20%; however, this is subject to change. Thus, the Ho Majiang capital expenditures will not appear on the DNY balance sheet, as we will not consolidate the assets and liabilities from this joint venture due to our minority interest; this is in accordance with generally accepted accounting principles. This joint venture will be a separate legal entity and capitalized by the joint venture partners. Moreover, there are no anticipated capital expenditures associated with the World Cup of Mahjong as the management of this event is expected to be subcontracted to a third party and there will be no capital outlays required on our part.

Potential Markets

Mahjong, often referred to as Asian Poker, is the most widely played game in China and has gained widespread popularity in Japan, Taiwan, Korea and other Asian countries with surprisingly high levels of play in the USA and Europe. The Company’s management believes that it is the basis for an enormous terrestrial gambling market in Asia, but has yet to translate into the Internet gaming space. However, worldwide Internet gambling is one of the fastest growing sectors of the global economy. According to Christiansen Capital Advisors, LLC, compound annual growth of Internet gaming over the nine-year period, 2001 to 2010, is projected at 26%, reaching a $24.5 billion by 2010.

With nearly a decade of experience in Internet gaming, MSL’s principals are well positioned to establish partnerships with top level Internet gaming operators and leverage existing player bases through its aggregate model. With poker on the Internet earning in excess of US $4,000,000 per day, the Company’s management believes that the market for multiplayer skill games is well established. We have established strategic partnerships with some of the most powerful gaming operators and distributors in the world, including:

Ho Casinos
This group is the owner or controller of 15 of 17 casinos in Macau, worth an estimated $3.6 billion. In 2004, casino revenues for this group totaled nearly $4 billion. Mahjong Mania is now available on www.drho888.com

Ladbrokes	Ladbrokes is a U.K.-based organization, and is one of the world’s largest online sportsbook operations. A customized version of Mahjong Mania was recently launched on this site (www.ladbrokes.com).
Golden Palace	Golden Palace is one of the oldest, largest and most successful Internet Casino operations. Its flagship casino is www.goldenpalace.com.
Microgaming	Our Company has an agreement in principle to provide Mahjong software to the clients of Microgaming, which is one of the largest online gaming software providers.

Mahjong Mania

Mahjong Mania is a unique and first-of-its-kind Mahjong game designed specifically for use by online gaming casinos, sports books and poker rooms. Although Mahjong is widely available on the Internet in a solitaire version, as well as multi-player free play and incidental two-player paying games, no website has yet created a quality Mahjong game inside an Internet gaming room with real cash wagers. Mahjong Mania is the first to offer this model through licensed casino and sports book partners, complete with customized casino branding and an aggregate gaming system back up.

Mahjong Mania offers a graphically appealing implementation of the multiplayer game of Mahjong with the associated accounting and transactional systems to enable play-for-cash wagers. Its aggregate gaming system, which allows players from different partner websites to be pooled into a single game room, ensures a constant source of online players for multiple table stakes and options. Management believes that no other Mahjong software currently provides this aggregation feature. Multi-language support, private game rooms and multi-currency payments are several of the additional and distinctive features offered by Mahjong Mania.

The intellectual property for Mahjong Mania is held by Mahjong Systems Ltd. (MSL), a Turks and Caicos company, and Mahjong Development Inc. (MDI, formerly, 9143-3250 Quebec Inc.), a Canadian software development company. MSL is primarily engaged in the licensing of this software while MDI manages all technology development.

Mahjong is the owner of a number of Internet domain names as listed below:

6245664.com	mahjong.ws	mahjongpalace.com
betmahjong.com	mahjongcentral.com	mahjongportal.com
clubmahjong.com	mahjongcity.com	mahjongtemple.com
egawan.com	mahjongclub.com	monstermahjong.com
egawan.net	mahjongclub.net	play888.com
egawan.org	mahjongfamily.com	play888.net
goldenmahjong.com	mahjongfun.com	play888.org
gomahjong.com	mahjongheaven.com	sikwoo.com
imperialmahjong.com	mahjonglounge.com	sikwu.com
mahjong-mania.com	mahjongmania.com	speedmahjong.com
mahjong-systems.com	Mahjongmayhem.com	worldseriesofmahjong.com
worldseriesofmahjongg.com

DNY is not dependent upon patents or licenses. The Company does, however, maintain an Internet gaming license from the Mohawk Territory of Kahnawake.

Ho Majiang

Additionally, the Company has undertaken a joint venture, to be called Ho Majiang, between Dynasty Gaming and the Ho Group, our proposed interest is 20%, as per our press release dated March 22, 2006, but this is subject to change. The entity, which may list on the Hong Kong Stock Exchange, will market prepaid cards in China (See Marketing Strategy), and revenues will be derived solely from the sale of prepaid cards. We anticipate the joint venture to begin operating in the fourth quarter of 2006.

The World Cup of Mahjong

Our Company has entered into a joint venture with the Ho Group to create and sponsor the first World Cup of Mahjong tournament, which is presently scheduled for December 2006. The event will be held in Macau, off the coast of China, where the Ho Group is the largest operator of casinos. As part of the joint venture with the Ho Group, Ho Majiang will be the presenting sponsor and Dynasty Gaming will support 50% of the marketing budget for the event.

The Company and Ho Group have contracted the United States-based Elevation Group of Companies, sports and entertainment event and marketing specialists, to manage all aspects of the project from event production and promotion activities to television production and distribution.

The Company will consolidate all revenues and expenses on its income statement and represent the Ho Group’s share of net income as a non-controlling interest after continuing operations. All assets and liabilities will be consolidated, with the Ho Group’s minority interest represented as a liability on our balance sheet.

Marketing Strategy

Mahjong Mania is proceeding with a dual-track market strategy. Track One, referred to as the Aggregate Strategy, targets the international gaming community worldwide, including the 34 million Chinese who live overseas and the 2.9 million Chinese Americans. Track Two, referred to as the China Strategy, targets mainland China.

Track One, Aggregate Strategy: Mahjong Mania will benefit from two streams of income: software licensing fees (initial and renewal), and a share (or commission) of winnings from each game played. Agreements with online gaming operators will initially provide for 15% to 40% of this commission to be paid to MSL. The balance of commission derived from Mahjong Mania (85% to 60% respectively) is divided pro rata between the providing website partners. There is no risk to the casino operator or MSL since the house does not take a position in this game.

Mahjong Mania’s sales and marketing strategy will be to pursue licensing contracts with leading software houses and online casinos. In the early phases, marketing will depend largely on the ability and willingness of online partners to promote the game and bring the greatest number of players to Mahjong Mania. This will ensure that a critical mass of players and a high level of interest will be achieved very rapidly.

License fees range from $25,000 to $75,000. Together with our licensee partners, we intend to collect a 10% commission, or rake, on each winning game of Mahjong. This rake will then be split between the Company and our licensees, with 60% to 85% of the rake being paid to our licensees and 15% to 40% remaining with the Company. The rake share paid to the licensee is determined on an individual basis, as per the contracts we sign with them. The number of players per gaming partner ranges from a low of 30,000 to a high of 10,000,000. Approximately 75 online gaming partnerships have been targeted through 2009.

The initial growth strategy of Mahjong Mania in Track One focuses on providing a new product for a niche cyber-market whose demand for a paying, multi-player game has not yet been met. To our knowledge, no successful online multi-player Mahjong gaming solution has previously existed.

There are two pricing decisions we have made with respect to the aggregate strategy. First, we have decided to charge a rake of 10% of each winning hand of Mahjong. This is consistent with the 10% rake collected by the Mahjong clubs in Hong Kong, for example. As the value of the winning hands gets bigger, our rake percentage may decrease. Second, we split this rake with our licensees. Our share is between 15% and 40%, with the licensee taking the remainder. This split is consistent with our market intelligence and experience in the Internet gaming industry. We believe that these percentages are reasonable and are along the lines offered by other Internet gaming software providers for licenses of their technology.

Track Two, China Strategy: The Asia-Pacific region already constitutes the world's largest Internet market, exceeding both Europe and North America. Usage is growing annually at 57% and nearly 160 million users, of which 80 million have access to broadband, are expected to be online by the end of 2006. (Source: China Gaming Market Analysis and Forecast 2004 - 2009 report)

Gambling is technically not allowed in China, although interpretations of the legal codes in this area are ambiguous. The strategy in China follows existing and proven practices of offering subscriptions using prepaid cards and points, which can be converted into prizes. Marketing of prepaid cards is legal in China and is the backbone of Internet interchange. The prepaid card strategy relies on establishing a network to produce and distribute the cards to retailers, who purchase the cards from the distributor and earn a percentage of the card value when sold.

In Canada, Mahjong Development Inc.(MDI) develops interactive gaming software under contract with its Turks and Caicos affiliate, Mahjong Systems Limited (MSL). MSL, in turn, licenses online gaming systems to various licensees. These licensees are generally licensed to operate online casinos in the country where their gaming equipment is physically located. A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of MSL’s licensees.

MSL’s licensees hold a gaming license in the country of their operation. The licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained. All of the gaming transactions of MSL’s licensees are accepted on servers in jurisdictions that license and regulate Internet gaming and are governed by the conditions of those countries and the respective gaming licenses.

We are currently conducting some test marketing with Junnet, our prepaid card distributor in mainland China. We will have more detailed information concerning pricing and various price points over the summer of 2006.

Historically, gaming activities have been subject to extensive statutory and regulatory control by government authorities, and have been very dependent and likely significantly affected by any changes in the political climate and economic and regulatory policies of the countries where gaming facilities are located. These changes may impact MSL’s and MDI’s operations in a materially adverse way. Various laws and regulations could have a direct and material effect on the business, and indirectly could have a material effect on the public demand for the Mahjong Mania gaming software.

Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. For example, in the United States, the 1961 Wire Act contains provisions which make it a crime for anyone in the business of gaming to use an interstate or international wire communication line to make sports wagers or to transmit information assisting in the placing of sports wagers. Other United States laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act, the Organized Crime Control Act, and the Patriot Act.

While MSL has been advised that its activities do not violate or are not subject to such laws and regulations, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. MSL faces the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with MSL’s interpretation (and the interpretation of MSL’s legal counsel) of laws and regulations. Because there is little guiding authority, there is a risk that MSL could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against MSL’s licensees or MSL’s affiliates.

The uncertainty surrounding regulation of Internet gaming could have a material adverse effect on MSL’s business, revenues, operating results and financial condition. Several countries and governmental authorities, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country. Specifically the United States federal law (18 U.S.C. ss. 1084), commonly referred to as the 1961 Wire Act, is a federal statute that purports to make it illegal for a sports betting or sports wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce.

In response to the events of September 11, 2001, the United States enacted the Patriot Act, which is intended to address worldwide terrorism. However, the Patriot Act also contains provisions which could be used against the Internet gaming industry. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the Patriot Act, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers.

Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank's correspondent account. Currently, the U.S. Justice Department has taken the view that all offshore gaming funds are tainted, because all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacts the Company’s market of potential licensees. Some U.S. banks have announced that they will decline authorization to Americans who try to use their credit cards for online gaming

In management’s opinion if current laws or any future laws become applicable to activities of MSL’s licensees or its affiliates that perform services for the licensees, such laws would have a material adverse effect on MSL’s business, revenues, operating results and financial condition. If it was determined that such law was applicable to the activities of MSL’s licensees and affiliates, the licensees would have to change the types of wagering provided to residents of the United States. This would impact their current operations and there may be a delay in offering acceptable wagering products to such customers. There would be no assurance that the wagering products offered to such customers would be as profitable to MSL’s licensees or to its affiliates as the wagering products currently offered to such customers by the licensees.

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain aspects of Internet gambling. Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate's Committee on Banking voted to report an altered version of S. 627. MSL will monitor this situation since the passage of this legislation could have an impact on the business of MSL’s licensees and ultimately the Company. However, our principal focus is in the Asian markets, and our exposure to the U.S. market will not be substantial. Accordingly, we will not be reliant on U.S. customers for our continued operations.

In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. Due to the recent timing of this ruling and without the ruling being published in full, it is too early to determine what, if any, influence this may have on United States led legislation.

In addition, as electronic commerce further develops, it may generally be the subject of government regulation. As well, current laws, which pre-date or are incompatible with Internet electronic commerce, may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Other jurisdictions, including more specifically the United Kingdom, have taken the position that Internet gaming is legal and have adopted or are in the process of drafting legislation to regulate Internet gaming. In April 2005, the United Kingdom enacted legislation - The Gambling Act 2005 - to regulate online gaming for the first time in that jurisdiction. The British government is presently drafting the underlying rules and regulations to establish its regulatory framework. The first online license application are expected to be accepted in January 2007, with licenses granted and operational by September 2007.

C.  Organizational Structure

The Company has the following subsidiaries, with the first two being the future focus. The other three are of little or declining importance, and will likely be phased out completely in the near-term.

1. Mahjong Development Inc.: This is the software development arm of the Mahjong Mania business, which was acquired in 2005. It will continue to improve and customize the Mahjong Mania gaming software.

2. Mahjong Systems Ltd.: This is the Turks & Caicos Island-based licensing arm of the Mahjong Mania business, which was also acquired in 2005. The licensing activity undertaken by this subsidiary will be the foundation of the Company’s future revenue.

3. MedEvents Inc.: Operations were suspended during the quarter ending September 30, 2005. This subsidiary was engaged in the marketing and administration of a specialized medical portal (“obgynworld”), which represented an exclusive channel for delivering educational information on women’s health issues and for providing pharmaceutical product details to approximately 200,000 specialist physicians worldwide.

4. CPC Econometrics Inc.: This is a U.S.-based firm providing consulting services in the financial, healthcare and pharmaceutical fields. This subsidiary has no significant contracts for 2006, and the Company expects operations of CPC to be wound down in 2006.

5. Cadence Healthcare Communications Inc.: This is a developer of healthcare advertising and marketing programs for companies in the pharmaceutical industry. The Company is reviewing this subsidiary’s operations now that the focus has moved to the Mahjong Mania business.

D.  Property, plants and equipment

The following sets forth information concerning our facilities and equipment:

Item and Location	Principal Use	Expiration Date of Lease	Approximate Number of Units / Square Feet
Canada Steamship Lines Building 759 Square Victoria, Suite 300 Montreal, QC H2Y 2J7	Primary Office Location	November 30, 2007 (1)	6,601 Sq. Ft.
Computer Hardware, Kahnawake	Business operations	n/a	6 Units (2) 22 Units (3)

        (1) Represents office rent of $5,225.79 per month, under a 10-year lease ending on November 30, 2007.
(2) These units represent assets of MSL, a wholly owned subsidiary of the Company, and represent total value of $64,974.72.
(3) These units represent assets of MDI, a wholly-owned subsidiary of the Company, and represent a total value of $73,054.47.
*The Company is currently in the process of divesting itself of its MedEvents, Cadence Healthcare, and CPC Econometrics subsidiaries, as well as all of these subsidiary’s assets.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), included elsewhere in this Form 20-F. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note #28 to the audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note #2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

A. Operating Results

The Company’s consolidated revenues were $120,702 for the three months ended March 31, 2006, and $7.9 million for the year ended December 31, 2005, compared to $2,274,684 for the three months ended March 31, 2005 and $6.2 million for in the year ended December 31, 2004. The increase in revenue of $1.7 million from the year-ended 2004 to 2005 is substantially attributable to the success of CPC Econometrics’ consulting practice, whose revenues increased by $1.1 million in the year. DNY, on a non-consolidated basis, increased its revenue by $135,000, and $557,000 of the 2005 increase in revenue is due to Cadence Healthcare generating all of its revenue from external sources, compared to fiscal 2004 in which this subsidiary generated 32% of its revenue from affiliates.

During the fiscal year ended December 31, 2005, the Company continued to fund the operations of its subsidiaries. The most significant investment was and continues to be the funding of the Mahjong Mania software development, marketing and sales efforts. The Company is reporting a pre-tax consolidated operating loss from continuing operations of $939,832, compared to a pre-tax loss of $677,310 for the previous year. This overall loss is mainly due to overhead operating costs and more specifically the continued investment in human resources.

Mahjong Development Inc. and Mahjong Systems Ltd., collectively known as Mahjong Mania, generated $15,539 in revenues for the three months ended March 31, 2006, and no revenue for the Company during the fiscal year ended December 31, 2005. Operating losses amounted to $507,535 with salaries, selling and travel expenses accounting for 94% of the total. MSL, the marketing arm of Mahjong Mania, has signed 12 licensing agreements and three of these have had the aggregate system integrated into their online systems. The Company expects minimal revenue in the second quarters of 2006 followed by stronger third and fourth quarters. Based on the expected successful launch of sites from several additional contracts, as well as the implementation of the China Strategy component of the Mahjong Mania business plan, revenue should be stronger by the fourth quarter of this fiscal year.

MedEvents did not generate any revenue for the three months ended March 31, 2006, and revenue for the fiscal year ended December 31, 2005 was $9,187 compared to the $27,267 in revenue for the fiscal year ended December 31, 2004. The obgynworld portal, in which the Company invested considerable time and money, was shut down earlier in the year due to the lack of support from the International Federation of Gynecology and Obstetrics and the pharmaceutical industry. Following the shut down of the portal, the Company successfully negotiated the settlement of certain outstanding payables. The net effect results in a profit of $13,772 for the year. This subsidiary remains inactive and will no longer be funded by the Company.

CPC Econometrics, Inc., a U.S.-based consulting practice, had a record year in the fiscal year ended December 31, 2005 with revenues of $6.3 million and a pre-tax profit of $637,396. Revenues for 2005 are up $1.1 million over the previous year. Revenues were $57,725 for the three months ended March 31, 2006. As mentioned in previous reports, the contractual work for the remaining major account has been completed and CPC’s level of involvement in the future is not assured. This subsidiary will generate lower revenue during 2006. The business of CPC is totally dependent on the efforts of Barry Sheehy, its founder and President. Mr. Sheehy has decided to begin the wind down of his practice.

Cadence Healthcare Communications Inc. (CHCI) had revenue of $47,438 for the three months ended March 31, 2006. The Company had revenues of $1.5 million and an operating loss of $219,826 in the fiscal year ended December 31, 2005, compared to revenue of $1.4 million and an operating loss of $43,433 for the fiscal year ended December 31, 2004. The current loss is due to higher staffing costs and increased selling expenses. CHCI has been investing in its human resources and trying aggressively to establish its presence within the pharmaceutical industry. These efforts have not provided the expected results. This subsidiary lost a major account at year-end, following which it began reducing overhead through staff reductions. Although there is no formal plan in place, the Company is looking at ways to sell or wind down the CHCI operations.

Mahjong Software Development Costs

The Company, upon the purchase of the Mahjong Mania companies, recorded $2.1 million in development costs and has deferred an additional $585,630 relating to the development of the Mahjong Mania Internet gaming software. These costs were not amortized as at December 31, 2005, given that the product was not fully launched.

Stock Options Expensing

The Company adopted the new CICA standard for stock-based compensation prospectively in 2004. Stock-based compensation expense relates to the amortization of the fair value of stock options granted to employees, directors, officers and consultants. Expenses are amortized over the vesting period of 18 months to 36 months. For awards granted before January 1, 2004, the Company did not recognize any compensation costs. The Company recorded $30,257 of stock-based compensation expense for the current year. There were no options granted in 2004.

Foreign Currency Transactions

The Company incurred a foreign currency gain of $20,363 for the year, compared to a foreign currency gain of $29,824 for 2004. The decreased foreign currency gains experienced were due to a decrease in accounts payable balances subject to foreign exchange rate fluctuations and declining foreign exchange rates in 2005 compared to 2004. The Company does not utilize hedges or forward contracts to mitigate foreign currency risk.

Selected Annual Information

Revenue and Expenses:

Consolidated revenue for the Company was $120,702 for the three months ended March 31, 2006 and $7,956,157 for the year ended December 31, 2005, compared to $2,274,684 for the three months ended March 31, 2005 and $6,238,792 for the year ended December 31, 2004. The Company’s cost of sales improved slightly, with direct costs of $499,118 for the three months ended March 31, 2006, and in 2005 being $5,294,768 or 66% of revenue, compared to $4,315,070 or 69% in 2004. The Company’s selling, marketing and promotion expenses increased to $551,834, or 7% of revenue, compared to $250,157, or 4% for the previous year. The increase is due to the sales focus of Mahjong Mania. Administrative expenses of $2.7 million, or 34% of revenue, were higher in 2005, compared to $1.8 million or 29% in 2004. The increase in administrative costs is mainly due to the operating expenses of the Mahjong Mania companies. As of the three months ended March 31, 2006, the Company’s consolidated selling and administration costs were $862,467.

Profitability:

The Company reported a consolidated after-tax loss for the three months ended March 31, 2006 of $1,374,861 and $1,184,559 for the year ended December 31, 2005. The Company reported a consolidated after-tax loss of $65,970 for the three months ended March 31, 2005 and $2,204,904 for the year ended December 31, 2004. For comparative purposes, it is important to note that the 2004 loss consisted of an after-tax loss from continuing operations of $888,320 and a loss from the discontinued operations of Events International Meeting Planners Inc. of $1,316,584. The Company expects Mahjong Mania to begin contributing revenue as of the second half of 2006 and to reach profitability in fiscal 2007.

Balance Sheet:

The Company’s total assets as of the three months ended March 31, 2006 and December 31, 2005 were $9,569,213 and $11,286,534, respectively, compared to $3,222,071 and $3,023,375 for the three months ended March 31, 2005 and year ended December 31, 2004, respectively. Cash on hand, following the injection of capital, increased to $6,231,638 for the three months ended March 31, 2006 and $6,053,266 for the year ended December 31, 2005, compared to $618,836 for the three months ended March 31, 2005 and $319,045 for the year ended December 31, 2004. Current accounts receivable decreased to $313,809 for the three months ended March 31, 2006 and $1,758,571 for the year ended December 31, 2005, as compared to $1,415,751 for the three months ended March 31, 2006 and $1,863,630 for the year ended December 31, 2004. A significant addition to the Company’s long-term assets is an amount of $2,736,451 representing the capitalized development costs of the Mahjong Mania software. Goodwill in the amount of $328,348 was written down in full in the third quarter, following management’s concern over the uncertainty of the future of CPC Econometrics.

Total liabilities were $2,049,595 and $2,511,947 for the three months ended March 31, 2006 and fiscal year ended December 31, 2005, compared to $2,562,913 and $2,301,388 the three months ended March 31, 2005 and the previous fiscal year. Accounts payable were increased to $1,422,319 and $1,594,405 for the three months ended March 31, 2006 and fiscal year ended December 31, 2005 from $1,870,463 and $1,389,586 the three months ended March 31, 2005 and the previous fiscal year. Future tax liabilities on the foreign operations of CPC Econometrics amounted to $248,162, an increase of $148,050 over the previous year end. This tax liability arose from the difference between the cash basis used for tax purposes and the accrual basis used for financial statements.

Shareholders’ equity as at the three months ended March 31, 2006 was $7,519,618 and $8,774,587 as at the year ended December 31, 2005, compared to $659,158 for the three months ended March 31, 2005 and $721,987 as at the year ended December 31, 2004. The equity is comprised of capital stock at a book value of $12,405,434, contributed surplus of $120,653, other capital (consisting of the cost for issuing warrants and options) of $475,530, cumulative translation adjustment of ($189,919) and a deficit of $4,037,111. The capital stock account has increased substantially by $8.8 million, following the two private placements and the issue of shares from the exercise of options and warrants.

Summary of Quarterly Results

Consolidated Results
By Quarter
	2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	$	$	$	$	$	$	$	$	$
Revenues	2,291,730	693,615	567,936	2,685,511	2,274,684	2,126,225	1,977,768	1,577,480	120,702

Net (loss) earnings from continuing operations	(202,467)	(121,239)	(722,674)	158,060	(65,970)	(102,629)	(554,297)	(461,663)	(1,374,861)

Discontinued Operations	(262,876)	(363,727)	(1,703,651)	--	--	--	--	--	--
Gain on sale of discontinued operations	--	--	--	1,013,670	--	--	--	--	--
Net earnings (loss)	(465,343)	(484,966)	(2,426,325)	1,171,730	(65,970)	(102,629)	(554,297)	(461,663)	(1,374,861)

Net earnings (loss) per share
Basic	(0.012)	(0.013)	($0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)
Fully diluted	(0.012)	(0.013)	($0.063)	0.031	(0.002)	(0.002)	(0.012)	(0.008)	(0.018)

B. Liquidity and Capital Resources

As of March 31, 2006, the Company had $6,231,638 in cash and cash equivalents. As of December 31, 2005, the Company had $6,053,266 in cash and a $100,000 US term deposit. The term deposit is pledged to the Company’s principal banker as security for the operating line of credit of its subsidiary, CHCI. This cash position compares very favorably to cash on hand of $319,045 as at the previous year end.

The March 31, 2006 consolidated financial statements reflect a working capital (current assets less current liabilities) of $5,091,380. As of December 31, 2005, the Company had working capital of $5,853,636, as compared to $329,700 as of December 31, 2004. The significant improvement in working capital is due to the injection of capital through the private placements that closed in April and December 2005 (discussed below). This strong position will enable the Company to fund the ongoing development and marketing of the Mahjong Mania software product until such time as the Mahjong subsidiaries become cash flow positive. The Company’s cash flow requirements for the immediate future will be limited to normal operating activities.

On December 28, 2005, the Company announced that it had closed a private placement, raising gross proceeds of CDN$5.25 million. This offering, as announced on December 12th, resulted in the sale of 15 million units of the Company at a price of $0.35 per unit. The funds raised will be used to further develop and expand the operations of the Company’s Mahjong gaming software business and for general working capital.

Each unit sold consists of one common share and one-half of one share purchase warrant, with each full warrant entitling a holder to acquire an additional common share at a price of $0.50 per share for a period of two years. As a result of this private placement being handled by non-Canadian agents, 90% of the units were sold to U.S. residents and 10% to qualified Canadian and other non-U.S. investors.

The Company paid the agents a cash commission of 8% of the gross proceeds, together with the issue of 1.35 million broker warrants, with each broker warrant entitling the holder to acquire an additional common share at a price of $0.50 per share for a period of two years. All of the units and the broker warrants are subject to a four (4) month hold period, which expired on April 28, 2006.

Following this private placement, the Company’s resources improved dramatically and will be used to fund regular operations with a focus on the continuing development and marketing of its Mahjong Mania product. No significant capital expenditures are planned other than the investment in additional computer hardware and software required by the Mahjong subsidiaries.

In April 2005, the Company issued a private placement raising gross proceeds of CDN$1.2 million, which resulted in the sale of 8 million units of the Company at a price of $0.15 per unit. Each unit sold consisted of one common share and one-half of one share purchase warrant. Each full warrant entitles a holder to acquire an additional common share at a price of $0.25 per share for a period of one year after issuance.

Due to the above private placements, the Company is adequately funded and has no debt.

C. Research and Development, Patents and Licenses, Etc.

Development activities are undertaken with a reasonable expectation of commercial success and of future benefits arising from the work. Development costs are aimed at improving the performance or enhancing the processes of the MM back office and/or game functionality to ensure new sales of the aggregate module and increased player participation. The new functionality or process is clearly defined and the costs attributable thereto are identified; the technical feasibility has been established; and the future market for the product or process is clearly defined.

The chart below outlines the amount spent during each of the last three fiscal ended December 31, 2005, 2004 and 2003, respectively, on company-sponsored research and development activities:

	2005	2004	2003
Research and Development Expenses	$2,736,451	Nil	Nil

D.  Trend Information

The online multi-player gaming market is growing exponentially year-over-year. According to U.S.-based Bear Stearns, online gaming exceeded $8 billion in revenues by 2002. Datamonitor, taking a more conservative approach, predicted online gaming would be worth $8.25 billion in 2003 and $11 billion in 2004 on its way to reaching $125 billion by 2015.

Internet penetration is a critical factor in the growth of these annual figures. Within Asia, Japan (in terms of percentage uptake) has held the lead but China has recently shown tremendous growth, particularly in broadband connections.

The traditional online gaming world consists of software houses and online casino websites that license and operate gaming software. Those software houses that have been first-to-market have flourished. They have delivered software that delivers most of the gaming options that were previously available only from traditional sources such as casinos.

Recently, specialist software houses have begun to offer single multi-player games, such as Poker or Bingo, to third party websites. The unique feature of these new multi-player games is that the players from partner websites are ‘pooled’ into a single gaming room to play against each other. This is known as an aggregate system and is designed to provide a critical mass of players virtually around the clock, thereby ensuring continual play and profit.

Mahjong is considered to be a game of skill rather than entirely dependent on luck. The definition of skill gaming and associated law varies widely from country to country.

Online casino operators and software houses are continually seeking new content and gaming opportunities for their player clients. In general online casino operators and sports books are comfortable with using third-party software and already do so for other gaming offerings such as Poker and Bingo.

Global Marketplace for Mahjong:

*
45.9% of Hong Kong residents surveyed had played social games such as Mahjong for money (“A Study of Hong Kong People’s Participation in Gambling Activities” Centre for Social Policy Studies, The Hong Kong Polytechnic University);

*	China is expected to surpass USA with most mobile phone and internet customers by 2006 (Business Week 15 March 2004);

*	Unlimited growth potential as Asia increases online presence.

DNY will benefit from two streams of income: initial and renewal software licensing fees and a share or commission on winnings from each game played. Tradition in Hong Kong’s Mahjong clubs holds that the house takes a 10% commission, or rake, from each winning amount. Our agreements with online gaming operators will initially provide for 15% to 40% of the rake to be paid to MSL. Both the rake percentage and our share of the rake may be adjusted in response to market forces over time. The balance of the rake is divided pro rata between the providing website partners. There is no risk to the gaming operator or the Company since the house does not take a position in this game.

E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2005, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Less than 1 year		1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations	$249,400	(2)	$36,400	--	--
Capital (Finance) Lease Obligations	$18,963		27,160
Operating Lease Obligations (1)	$76,892		$57,486	--	--
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	--		--	--	--
Total Contractual Obligations and Commitments:	$345,255		$121,046	--	--

(1) Represents office rent of $5,226 per month, under a 10-year lease ending on November 30, 2007 and a second office rent of $2,836 per month, under a 10-year lease which was cancelled May 1, 2006.
(2) Represents $53,200 of secured obligation and $232,600 of an unsecured obligation, as further described in Item 3B “Capitalization and Indebtedness.” The $232,600 ( US$ 200,000 ) debt payable to FIGO was due on July 1, 2004 and is recorded as current assets in 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2006. All of our directors are residents of Canada, with the exception of Kiyoshi Eguchi, who is a resident of Japan:

Name	Age	Position
Albert Barbusci	49	Director, President, and Chief Executive Officer
Mark Billings	36	Chief Financial Officer
Anthony Barbusci	56	Vice President of Finance and Corporate Secretary
David Wolk	61	Director
Kiyoshi Eguchi	66	Director
Linda Lemieux	55	Director of Dynasty Gaming Inc. Secretary of Mahjong Development Inc.
Adriaan Brink	43	President and Director of Mahjong Systems Ltd.
Ian Sherrington	46	President and Director of Mahjong Development Inc.

Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

Albert Barbusci (1)

Albert Barbusci has been the Company’s President and CEO since December 2004. He has also served as a Director since May 2002. Mr. Barbusci is a successful entrepreneur who has transformed vision and opportunity into several successful enterprises over the last 20 years. His first business, Cadence Communications, launched in Montreal in 1980, was an award-winning advertising and marketing agency that laid the foundation for the creation of Dentsu Cadence Canada Inc., a partnership with Japan’s Dentsu Inc., the world’s largest stand-alone agency with billings over $14 billion annually.

In 1994, he became a partner of the Atlanta Consulting Group, a successful U.S. business, consulting to Fortune 1000 companies and in 1998, he partnered with Grey Healthcare Group, one of the largest Pharmaceutical Marketing and Advertising agencies in the world for the purpose of establishing Phase V Communications in Canada. Continuing his focus on the healthcare sector, he established Biotonix Inc. in partnership with the Desjardins Group in 2000. Biotonix is the first Internet-based Health company (iHealth) to successfully utilize sophisticated knowledge systems and Web-based applications to deliver non-invasive production solutions for lower back pain, cumulative trauma disorders, Osteoporosis and fitness/wellness.

Mark Billings

Mr. Billings has served as the Company’s Chief Financial Officer since March 2006. Prior to joining Dynasty, Mr. Billings held several executive positions, both in Canada and abroad. In March 2000, Mr. Billings accepted the position of Chief Financial Officer at G.P. Group Ltd., located in St. John’s, Antigua, and Barbuda. As CFO, Mr. Billings led the financial operations of this Internet gaming operator, which ran over 50 live sites at the time. Mr. Billings instituted financial controls, led annual audits, invested surplus cash, negotiated acquisitions for the company and prepared the company to list on the London Stock Exchange.

In February 2003, Mr. Billings initiated his own consulting group, Marengo Management Inc. (3581799 Canada Inc.) located in Montreal, Quebec, Canada. As President of his own consulting firm, Mr. Billings raised venture capital funds for a European Internet company and a Canadian environmental company.

Immediately prior to joining Dynasty, in 2004 Mr. Billings took the position of Vice President of Investment Banking at Desjardins Securities Inc., located in Montreal, Quebec, Canada. While at Desjardins, Mr. Billings led several investment banking mandates in the small-cap and micro-cap space in Canada and took several companies public on the TSX Venture Exchange.

Anthony Barbusci (1)

Mr. Barbusci has been with the Company since 2001. Since October 2001, Mr. Barbusci has served as Vice President of Finance and Corporate Affairs. In August 2002, Mr. Barbusci took on the further responsibility of Corporate Secretary. For the period between December 2004 and March 2006, Mr. Barbusci also served as Acting Chief Financial Officer, and has been recently replaced in that capacity by Mr. Mark Billings. Prior to joining the Company, Mr. Barbusci held senior branch and regional management positions with major Canadian banks and trust companies for over 20 years. He held the position of Vice President, Finance and Administration with Events International Meeting Planners Inc., from 1995-1998. He also served as a senior consultant, reporting to the Board of Directors, on financial management and regulatory issues, for a publicly traded biotechnology company before returning to Events International in October 2001, where he oversaw the day-to-day financial, contractual, regulatory and corporate affairs of the corporation and its subsidiaries.

David Wolk

Mr. Wolk has served as Director of the Company since August 2003, and sits as Chair of the Company’s Audit Committee. Mr. Wolk is currently the principal of his own financial communications and investor relations consultancy, David Wolk & Company, which he began in May 2002. Prior to starting his own business, Mr. Wolk served as the Managing Director of a financial communications consultancy, Opis Communications Inc. Mr. Wolk has also served as Vice President of National Public Relations, Inc., a corporate communications advising firm, and was the Senior Vice President of Hill & Knowlton Canada, a corporate and financial communications consultancy.

Kiyoshi Eguchi

Mr. Eguchi has served as a director of the Company since November 2005. Mr. Eguchi previously served as Chief Executive Officer for Hong Kong and New York offices of Japanese advertising giant, Dentsu Inc. Mr. Eguchi continues to privately consult businesses and is a resident of Tokyo, Japan.

Linda Lemieux

Ms. Lemieux has served as a Director of the Company since June 2004. Additionally, Ms. Lemieux currently serves as Director and Secretary of Mahjong Development Inc., our wholly owned subsidiary. Prior to joining the Company, Ms. Lemieux served as Vice-President of Information Technology, and was CIO and a member of the board of directors for Telemedia Inc. She also served as President of Vision2011 and Chief Operating Officer of Biotonix Inc. Ms. Lemieux is currently president of a Montreal-based technology-consulting firm.

Adriaan Brink

Adriaan Brink currently serves as President and Director of Mahjong Systems Ltd., our wholly-owned subsidiary. Mr. Brink also is Chief Executive Officer of Genesis Consulting Anstalt, a consulting firm located in Liechtenstein. Prior to holding these positions, Mr. Brink was Chief Executive Officer of Zabadoo AG, a company that produced Lottery Software.

Ian Sherrington

Mr. Sherrington currently serves as President and Director of Mahjong Development Inc., our wholly-owned subsidiary. Mr. Sherrington previously served as Director of 6069321 Canada Inc., as well as Director of Sherrington Systems, a consulting firm, of which he was the founder. Mr. Sherrington currently focuses on software development, programming, design, and operations.

(1) Anthony Barbusci, the Company’s Vice President of Finance and Corporate Secretary is the brother of Albert Barbusci, who is the Company’s Director, President, and Chief Executive Officer.

B. Compensation

During the fiscal year ended December 31, 2005, the Company paid or accrued a total of $456,335 in compensation to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers and directors which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has six executive officers and directors: Albert Barbusci, David Wolk, Linda Lemieux, Kiyoshi Eguchi, Mark Billings, and Anthony Barbusci. The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the Company’s directors and members of management:

Name and Principal Position	Year	Actual Annual Compensation			Long-Term Compensation Awards			All Other Compensation ($)
		Salary (Cdn.$)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Albert Barbusci, President, Chief Executive Officer and Director (1)(5)	2005	$0	Nil	147,800	Nil	Nil	Nil	Nil
David Wolk, Director (5)	2005	$0	Nil	$34,000	125,000 shares exercisable at $0.15	Nil	Nil	Nil
Linda Lemieux, Director (2) (5)	2005	$0	Nil	$65,000	125,000 shares exercisable at $0.15	Nil	Nil	Nil
Kiyoshi Eguchi, Director (5)	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anthony Barbusci, Vice President of Finance and Corporate Secretary	2005	$89,354.49	Nil	Nil	125,000 shares exercisable at $0.15	Nil	Nil	Leased Automobile Company’s cost of providing benefit $7,860.00
Adriaan Brink (3)	2005	Nil	Nil	$17,320.00 (Sales Commissions) $65,000.00 (Cash compensation for consulting fees)	333,333 shares exercisable at $0.44	Nil	Nil	Nil
Ian Sherrington (4)	2005	$20,000	Nil	$10,000	333,333 shares exercisable at $0.44	Nil	Nil	Nil

(1) Albert Barbusci received compensation pursuant to a Consulting Agreement between the Company and Cadence Communications Inc., a consultant company of which Mr. Barbusci is the President.
(2) Linda Lemieux also serves as Secretary of Mahjong Development Inc.(MDI). Ms. Lemieux is currently employed by MDI under a consulting agreement, which provides for monthly fees of $10,000 per month payable to her personal operating company, Vision 2011. Ms. Lemieux was paid a total salary of $65,000 in 2005.
(3) Adriaan Brink is President and Director of Mahjong Systems Limited. Adriaan Brink received total fees of $82,320, which were paid to Genesis Consulting, Adriaan Brink’s personal operating company.
(4) Ian Sherrington, President and Director of Mahjong Development Inc. , was placed on salary as of November 1, 2005. Mr. Sherrington received $20,000 in 2005 as salary for his position as President of MDI, and $10,000 under a consulting agreement effective November 1, 2005. Mr. Sherrington’s fees are paid to Sherrington Systems, which is Mr. Sherrington’s personal operating company.
(5) The Company’s Directors receive compensation of $1,000 per attendance at the Company’s Director’s Meetings.

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.  As at May 31, 2006, we had issued 2,116,666 incentive stock options to the following Directors and officers pursuant to our stock option plan:

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as at May 31, 2006 (1):

Name	Title of Class	Securities Acquired on Exercise (#)	Exercise Price (Cdn $)	Unexercised Options at May 31, 2006 (#)	Expiry Date
Albert Barbusci	Common	Nil	$0.50	90,000	March 5, 2011
David Wolk	Common	Nil 82,000 Nil	$1.00 $0.15 $0.50	25,000 43,000 90,000	August 5, 2007 March 1, 2010 March 5, 2011
Linda Lemieux	Common	61,667 Nil	$0.15 $0.50	63,333 90,000	March 1, 2010 March 5, 2011
Kiyoshi Eguchi	Common	Nil	$0.50	90,000	March 5, 2011
Anthony Barbusci	Common	Nil Nil Nil	$0.75 $0.15 $0.50	100,000 125,000 90,000	March 25, 2007 March 1, 2010 March 5, 2011
Adriaan Brink (2)	Common	Nil	$0.44	333,333	September 21, 2010
Ian Sherrington	Common	111,111	$0.44	222,222	September 21, 2010

(1) Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billings’ current compensation structure includes an annual salary of $120,000. Mr. Billings also owns 44,000 shares of DNY common stock, as well as options to purchase 500,000 shares of DNY common stock at a strike price of $0.50 per share, which expires on March 5, 2011.
(2) Adriaan Brink holds the common stock options through his personal operating company, Genesis Consulting Anstalt.

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except for as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Corporation and any of its Named Executive Officers.

Albert Barbusci, the Company’s Chief Executive Officer, is a party to an employment agreement with the Company, which continues indefinitely until terminated in accordance with its terms. The employment agreement provides, among other things, for stock options and participation in benefits and plans as provided and defined in the employment agreement. Cadence Communications Inc. (“Cadence”), a consulting company of which Mr. Barbusci is President, is also a party to a consulting agreement with the Company. The consulting agreement, which provides for a 5-year term beginning March 16, 2006, unless terminated beforehand, provides for an annual fee of $225,000 to be paid by the Company to Cadence, along with a base fee equal to 2% of the Company’s pre-tax profits. The Company may terminate the consulting agreement in the event of a breach by Cadence of the confidentiality or non-competition provisions referred to in the consulting agreement, or if Cadence continuously fails to substantially perform its duties. Cadence may terminate the consulting agreement in the event of a material breach by the Company, a change in control of the Company, or a removal or non-reappointment of Cadence’s President from any executive position or from the Board of Directors of the Company. In the event of termination of the consulting agreement by the Company, the Company shall pay Cadence any accrued but unpaid base fees and performance fees for the period up to the date of termination, any accrued but unpaid expenses, as well as any other benefits to which Cadence is entitled.

Mark Billings, the Company’s Chief Financial Officer, is a party to a 3-year employment agreement with the company, due to terminate on March 6, 2009, unless terminated beforehand in accordance with the terms of the employment agreement. The employment agreement provides, among other things, for payment of the executive’s salary of $120,000 annually, stock options, bonus, benefits and plans as provided and defined in the employment agreement. The Company may terminate the employment agreement upon the executive’s death or disability, or upon just cause, including breach of the non-competition provisions, in which case the Company shall pay to the executive or his beneficiary any accrued but unpaid base salary, bonus and vacation for the period up to the date of death or disability and any benefits to which the executive is entitled, other than options that have not vested in the event of termination for just cause.

Ian Sherrington is a party to an employment agreement with Mahjong Development Inc. (“MDI”), a wholly owned subsidiary of the Company. Pursuant to the employment agreement, which is due to terminate on October 31, 2010, Mr. Sherrington serves as MDI’s President and Chief Operating Officer, and reports directly to Albert Barbusci, who is the President of the Company. The employment agreement provides, among other things, for payment of the executive’s salary of $120,000 annually, stock options, along with a bonus equal to 2% of the Company’s and MSL’s consolidated pre-tax profits, benefits and plans as provided and defined in the employment agreement. MDI may terminate the employment agreement upon the executive’s death or disability, or upon just cause, including breach of the non-competition provisions. Ian Sherrington is also a party to a consulting agreement with MDI, which also expires on October 31, 2010. The consulting agreement provides, among other things, for payment of the executive’s salary of $5,000 monthly, provided that all of the outstanding Warrants of the Company have been exercised, and that the exercise price be paid to the Company. The consulting agreement will terminate immediately in the event of the termination of the employment agreement.

Adriaan Brink, along with Genesis Consulting Anstalt (“Genesis”), of which Mr. Brink is the key executive, are parties to a management agreement with the Mahjong Systems Limited (“MSL”), a wholly owned subsidiary of the Company. The management agreement provides, among other things, for payment of Genesis’ base fee of $120,000 annually. In addition, Genesis is entitled to a performance fee equal to 20% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, where the agreements were initiated and closed by Genesis or Mr. Brink. Genesis is further entitled to a performance fee equal to 10% of the first year license fees payable to MSL under those license agreements executed by MSL and third parties in the year, other than those previously described. Genesis is further entitled to options, as described in the management agreement, and a bonus equal to 100% of the base fee in the event that MSL and MDI’s combined consolidated financial statements reach $4 million. In the event that Genesis or Mr. Brink fail to execute any reasonable, lawful direction relating to the business, or breach the non-competition provisions referred to in the management agreement, MSL may terminate the agreement. The management agreement provides for the communication by Genesis and Mr. Brink to MSL of title to all intellectual property held by Genesis or Mr. Brink commencing on the date of the agreement for a term of 5 years, unless terminated beforehand per the terms of the management agreement.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this annual report, except that directors are compensated for their actual expenses incurred in the conduct of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. To date, our directors are compensated $1,000 per attendance at our directors meetings.

C. Board Practices

The term of office of each director is until the next annual meeting of stockholders and until a successor is elected and qualified or until the director’s death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the board of directors.

The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

(a)
adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;

(b)
identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

(c)
engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive Officer of the Company against mutually established objectives; and

(d)
ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

Committee of the Board of Directors

The Company maintains an Audit Committee, which oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. Currently, Mr. David Wolk serves as the Chair of the Audit Committee.

The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company’s internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

D. Employees

As of December 31, 2005, the Company had 30 employees and consultants, all of whom worked out of the Company’s head office, with exception for Adriaan Brink, who is currently based in Europe. The employees’ positions included managerial and support staff positions. All employees were engaged either directly as employees, through a management company or as consultants.

E. Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at May 31, 2006	Number of Options or Warrants Outstanding at May 31, 2006[1]	Beneficial Ownership[2]
Albert Barbusci [3]	13,803,000	90,000	14,019,000
David Wolk [4]	Nil	158,000	98,000
Linda Lemieux [5]	180,000	153,333	273,333
Kiyoshi Eguchi[6]	Nil	90,000	30,000
Anthony Barbusci [7]	84,800	315,000	339,800
Adriaan Brink[8]	635,250	333,333	801,916
Ian Sherrington [9]	7,483,788	222,222	7,539,343
Total:
(1) For information regarding the class, amount, exercise prices, and expiry date of the options, please see “ITEM 6B. COMPENSATION” above.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(3) Includes 13,803,000 shares held by Mr. Barbusci, personally and through Cadence Holdings, a corporation of which Mr. Barbusci is President and greater than 10% shareholder, as well as 186,000 shares held by Mr. Barbusci’s wife and minor children and 30,000 of vested stock options.

(4) Mr. Wolk previously exercised 82,000 options at $0.15, acquiring 82,000 shares of the Company’s common stock. Beneficial share ownership includes 98,000 vested stock options.
(5) Ms. Lemieux previously exercised 67,667 options at $0.15, acquiring 67,667 shares of the Company’s common stock. Beneficial ownership includes 93,333 vested stock options.
(6) Beneficial ownership includes 30,000 vested stock options.
(7) Beneficial ownership includes 255,000 vested stock options.
(8) Adriaan Brink holds the Company’s common stock through his personal operating company, Genesis Consulting Anstalt. Beneficial ownership includes 166,666 vested stock options.
(9) Mr. Sherrington previously exercised 111,111stock options at $0.44, acquiring 111,111 shares of the Company’s common stock. Beneficial ownership includes 55,555 vested stock options.
*Mark Billings, Chief Financial Officer, was hired on March 20, 2006. Mr. Billing owns 44,000 shares of DNY common stock, as well as options to purchase 500,000 shares of DNY common stock at a strike price of $0.50 per share, which expires on March 5, 2011.

Stock Option Plan

The Company has established a stock option plan under which options to purchase the Company’s common shares may be granted at the discretion of the Board of Directors to any senior officer, director, employee, management company employee or consultant of the Company, or any of its subsidiaries. The number of common shares available for issuance under the Company’s stock option plans is 7,500,000. Of the 7,500,000common shares available for issuance, 5,443,666 have been awarded through stock option grants by the Board of Directors.

Information as to share and option information for directors and officers are discussed above in “ITEM 6. A. DIRECTORS AND SENIOR MANAGEMENT” and in “ITEM 6B. COMPENSATION.”

Broker’s Warrants

On December 28, 2005, the Company issued two Broker’s Warrant Certificates. The first, naming AM Capital, LLC as the Holder, provided for the issuance of 750,000 non-transferable broker warrants, each warrant entitling the holder to purchase one common share of the Company at a price of CDN$0.50 per share at any time up to December 28, 2007. The warrants were issued pursuant to applicable prospectus and registration exemptions and subject to a four month hold period, which expired on April 29, 2006. The second Broker’s Warrant Certificate named RG Securities, LLC, and provided for the issuance of 600,000 non-transferable broker warrants under similar terms.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of May 31, 2006, a total of 77,321,559 common shares in our capital stock were issued and outstanding.

To the best of Dynasty’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Dynasty, except for those listed below:

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned(2)	Percent of Class(3)
Common Shares	Albert Barbusci(1)	14,019,000	18.1%
Common Shares	Ian Sherrington	7,539,343	9.8%

(1)	Albert Barbusci, Director, President and Chief Executive Officer, is the brother of Anthony Barbusci, Vice President of Finance and Corporate Secretary.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(3)	Based on 77,321,559 common shares issued and outstanding at May 31, 2006.

    There are currently no voting rights arrangements among the Company’s shareholders and directors.

B. Related Party Transactions

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as shown in the table below.

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

As at the year ended December 31, 2005, the Company’s accounts payable resulting from related party transactions totaled an aggregate of $181,151.

Direct costs were charged by Vision 2011, a company controlled by Linda Lemieux, who is a Director of the Company, in the amount of $60,000. Cadence Communication, a company controlled by Albert Barbusci, our President and CEO, charged direct costs in the amount of $134,651. Lisnacullen Farms, a company controlled by Christine Sheehy, wife of Barry Sheehy, the president of our CPC Econometrics subsidiary, charged direct costs of $322,738.

Cadence Communication charged administrative costs of $152,800 to the Company. David Wolk, a director of the Company, charged administrative costs of $25,050 to the Company. Genesis Consulting, a company controlled by Adriaan Brink, the President of our MSL subsidiary, charged administrative costs of $15,000 to the Company.

Related Party Transactions for the period ended December 31, 2004.

As at the year ended December 31, 2004, the Company’s accounts receivables resulting from related party transactions totaled an aggregate of $15,802.

During the year ended December 31, 2004, the Company received revenues in the aggregate amount of $28,016 from Biotonix, a company controlled by Albert Barbusci, and Cadence Communications, also controlled by Albert Barbusci. The Company received revenues from Biotonix in the amount of $11,871 and revenues from Cadence Communications in the amount of $16,145.

Direct costs were paid to Cadence Communications, Lisnacullen Farms, and Value Strat in the aggregate amount of $847,597. These costs were paid to Cadence Communication in the amount of $107,458, Lisnacullen Farms in the amount of $312,987 and Valu Strat in the amount of $427,152. Value Strat is a company controlled by Brenda Schone, CFO of the Company.

Management fees in the aggregate amount of $145,300, as well as promotion costs in the aggregate amount of $35,570, was paid to Cadence Communication.

Related Party Transactions for the period ended December 31, 2003.

As at the year ended December 31, 2003, the Company’s accounts payable resulting from related party transactions totaled an aggregate of $69,806.

During the year ended December 31, 2003, the Company received revenues in the aggregate amount of $102,242 from Biotonix, Cadence Communication, and Advanced Global Tracking, a company controlled by Albert Barbusci and Barry Sheehy.  Revenues in the amount of $68,211, $441, and $33,292 were earned from Biotonix, Advanced Global Tracking, and Cadence Communications, respectively.

Direct costs were paid to Biotonix, Cadence Communications, G2 CHILE S.A., Strategies, and Value Strat in the amount of $48,819, $199,008, $42,967, $431,436, and $335,543, respectively. G2 CHILE S.A. and Strategies are two companies controlled by Juan Carlos Fabres, a director of Events International, Chile S.A., a wholly owned subsidiary of Events International Meeting Planners Inc.

Selling costs were paid to Cadence Communications in the aggregate amount of $308,209. Administrative costs were paid to Cadence Communications and David Wolk in the amount of $278,026 and $30,183, respectively. Assets were acquired under a capital lease by Cadence Communication in the amount of $11,907. Obligations under capital leases were attributable to BTX Financial, a company controlled by Dieter Jahnke, a director of the company in the amount of $116,313.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company believes that all these transactions were entered into on terms as favorable as could have been obtained from unrelated third parties because, based upon its experience in the industry, DNY believes it would have had to pay independent third parties more for comparable assets or services.

Other than the above transactions, DNY has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of DNY common stock, or family members of such persons. Also, other than the above transactions, DNY has not had any transactions with any promoter.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2005/2004/2003 periods ended December 31st

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on dividend distributions:

Dynasty has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Dynasty are being retained for development and distribution of Mahjong Mania and for the development of our prepaid card strategy in China.

B. Significant Changes

There have been no significant changes to the business of Dynasty since December 31, 2005 except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol “DNY.” The TSX Venture Exchange is monitored by the Ontario Securities Commission. Our common shares began trading on the TSX Venture Exchange under the symbol “DNY” on December 9, 2005. Before we were listed as “DNY,” and prior to our name change, our common shares were traded on the TSX Venture Exchange under the name Events International Holding Corporation and under the symbol “EIH.” As of June 1, 2006, the stock price on the TSX Venture Exchange was CDN$1.15.

Our common shares are not currently traded on any US trading market. The high and low closing trading prices of our common shares for each full financial quarter for the two most recent full financial years are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
Year Ended December 31, 2005 First Quarter	0.24	0.15
Second Quarter	0.42	0.16
Third Quarter	0.65	0.25
Fourth Quarter	0.66	0.34
Year Ended December 31, 2004 First Quarter	0.40	0.16
Second Quarter	0.40	0.095
Third Quarter	0.095	0.05
Fourth Quarter	0.10	0.03

The high and low closing trading prices of our common shares for the five most recent full financial years are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
2005	0.66	0.15
2004	0.40	0.03
2003	0.65	0.17
2002	1.48	0.45
2001*	n/a	n/a
*The Company began trading on the TSX Venture Exchange, under the name Events International Holding Corporation (“EIH”), on April 25, 2002. The Company changed its name to Dynasty Gaming Inc. (“DNY”) on December 5, 2005, and began trading on the TSX Venture Exchange under that symbol on December 9, 2005.

The high and low closing market prices for each month for the most recent six months are listed in the following chart.

PERIOD	HIGH (Cdn.$)	LOW (Cdn.$)
May 2006	1.31	0.92
April, 2006	1.22	1.03
March, 2006	1.33	0.45
February, 2006	0.495	0.39
January, 2006	0.68	0.45
December, 2005	0.66	0.38

We are listing our common shares, with no par value, pursuant to Section 12(g) of the Exchange Act of 1934. Our shares of common stock are in registered form when issued. All of the shares outstanding are “restricted shares” within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

As of May 31, 2006, there were 77,321,559 shares of our common stock outstanding; there were approximately 116 registered holders of our common stock, of which approximately 18% of the total outstanding common stock was held by 32 registered holders located in the United States.

B. Plan of Distribution

Not Applicable.

C. Markets

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “DNY”.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Capital Share

Common stock. We presently are authorized to issue an unlimited number of shares of our common stock, no par value per share. As at May 31, 2006, we had 77,321,559 shares of our common stock issued and outstanding.

The holders of our common stock will elect all directors and are entitled to one vote for each share. All shares of our common stock will participate equally in dividends if declared by our board of directors, and in net assets in the event of the liquidation of Dynasty. All shares of our common stock presently outstanding are duly authorized, validly issued, fully paid and non-assessable by Dynasty. Our shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights. At present, no common stock of DNY is held by the Company or any of its subsidiaries.

Options. Set forth below is a table summarizing the 5,443,666 outstanding options to purchase shares of our common stock as of May 31, 2006.

Name	# of Options Granted	Exercise Price	Expiry Date	Exercised	Balance 2006
Anthony Barbusci	100,000	0.75	25-Mar-07	-	100,000
David Wolk	25,000	1.00	5-Aug-07	-	25,000
Max Jarvie	5,000	0.38	23-Jun-08	-	5,000
Valerie Vucko	10,000	0.38	23-Jun-08	10,000	-
Anthony Barbusci	125,000	0.15	1-Mar-10	-	125,000
David Wolk	125,000	0.15	1-Mar-10	82,000	43,000
Linda Lemieux	125,000	0.15	1-Mar-10	61,667	63,333
Max Jarvie	20,000	0.15	1-Mar-10	-	20,000
Valerie Vucko	10,000	0.15	1-Mar-10	-	10,000
Michel Vezina	50,000	0.15	1-Mar-10	33,333	16,667
Grant Cregan	25,000	0.15	1-Mar-10	16,666	8,334
Dolores Di Re	20,000	0.15	1-Mar-10	-	20,000
Clare Vincelli	5,000	0.15	1-Mar-10	-	5,000
Rita De Marco	5,000	0.15	1-Mar-10	-	5,000
Graeme McDonald	5,000	0.15	1-Mar-10	-	5,000
Barbara Novek	25,000	0.15	1-Mar-10	16,000	9,000
Genesis Consulting	333,333	0.44	21-Sep-10	-	333,333
Ian Sherrington	333,333	0.44	21-Sep-10	111,111	222,222
Alan Tucker	1,150,000	0.50	17-Oct-10	-	1,150,000
Qian (Cheryl) Chen	10,000	0.45	25-Oct-10	3,000	7,000
Ernst van der Meché	21,000	0.44	1-Nov-10	-	21,000
Alliance Advisors, LLC	200,000	0.50	29-Dec-10	-	200,000
Dolores Di Re	10,000	0.50	25-Jan-11	-	10,000
Alan Tucker	350,000	0.50	1-Feb-11	-	350,000
Eric Capel	6,000	0.50	12-Feb-11	-	6,000
Albert Barbusci	90,000	0.50	5-Mar-11	-	90,000
David Wolk	90,000	0.50	5-Mar-11	-	90,000

Linda Lemieux	90,000	0.50	5-Mar-11	-	90,000
Kiyoshi Eguchi	90,000	0.50	5-Mar-11	-	90,000
Anthony Barbusci	90,000	0.50	5-Mar-11	-	90,000
Mark Billings	500,000	0.50	5-Mar-11	-	500,000
Robert Josephson	250,000	0.80	16-Mar-11	-	250,000
Peter Kjaer	700,000	1.00	6-Apr-11	-	700,000
Derek McKee	100,000	1.11	3-May-11	-	100,000
Neil Pitman	45,000	1.11	3-May-11	-	45,000
Fengmin Zhang	30,000	1.11	3-May-11	-	30,000
Richard Elton	30,000	1.11	3-May-11	-	30,000
Stanley Zhang	30,000	1.11	3-May-11	-	30,000
Feng Hua	30,000	1.11	3-May-11	-	30,000
Youssef Masrour	30,000	1.11	3-May-11	-	30,000
Anne Lise Dupuis	20,000	1.11	3-May-11	-	20,000
ShengJie Xia	20,000	1.11	3-May-11	-	20,000
Ernst van der Meché	40,000	1.11	3-May-11	-	40,000
Adam Sofineti	30,000	1.11	3-May-11	-	30,000
Francis Fong	30,000	1.11	3-May-11	-	30,000
Xuesong Ma	5,000	1.11	3-May-11	-	5,000
Ding Jun	5,000	1.11	3-May-11	-	5,000
Hengbin Luo	5,000	1.11	3-May-11	-	5,000

Warrants. As at December 31, 2005, the Company had issued 7,500,000 Share Purchase Warrants through a private placement of its common shares, and 1,350,000 Broker Stock Warrants. Each Share Purchase Warrant and Broker Stock Warrant may be exercised at the below-referenced exercise price to purchase one (1) common share.

Set forth below is a table summarizing all outstanding Share Purchase Warrants of the Company’s common stock, as of June 1, 2006:

Name	No. of Warrants	Exercise Price	Type	Date Issued	Expiry Date
Alan Silverman	150,000	$ 0.50	Issued	12/28/2005	12/28/2007
Baracuda Motors, Inc.	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Brookwood Partners, LLP	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Bruce Schindler	330,000	$ 0.50	Issued	12/28/2005	12/28/2007
Caledonia Corporate Management Group Ltd.	355,000	$ 0.50	Issued	12/28/2005	12/28/2007
David Nagelberg, IRA	207,500	$ 0.50	Issued	12/28/2005	12/28/2007
Dencol Mortgage Corporation	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
E-Cap Ventures, LLC	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Edward Rose	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Evan Todd Heller Trust	125,000	$ 0.50	Issued	12/28/2005	12/28/2007
Fred G. Daniels	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
Gary Jakalow	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Gibson & Ginsey, Inc. D/B/A Luxury Limousines and Transportation, Inc.	84,286	$ 0.50	Issued	12/28/2005	12/28/2007
Gordon Freeman	200,000	$ 0.50	Issued	12/28/2005	12/28/2007
Growth Ventures, Inc.	150,000	$ 0.50	Issued	12/28/2005	12/28/2007
Heller Capital Investments, LLC	835,000	$ 0.50	Issued	12/28/2005	12/28/2007
Irwin Lieber	250,000	$ 0.50	Issued	12/28/2005	12/28/2007
Jacqueline McQuade	50,000	$ 0.50	Issued	12/28/2005	12/28/2007

James Scoroposki	500,000	$ 0.50	Issued	12/28/2005	12/28/2007
Joyce L. Heller Revocable Trust	250,000	$ 0.50	Issued	12/28/2005	12/28/2007
Jyll Rosenfeld	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Kendall, Jeremy	71,500	$ 0.50	Issued	12/28/2005	12/28/2007
Larry Altman	37,500	$ 0.50	Issued	12/28/2005	12/28/2007
Martin Smolowitz, Esq Direct Benefit Pension Plan	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Michael Smith	200,000	$ 0.50	Issued	12/28/2005	12/28/2007
Nancy Kerwin Mullins	35,714	$ 0.50	Issued	12/28/2005	12/28/2007
Orchard Ventures LLC	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Penson Financial Services	71,500	$ 0.50	Issued	3/6/2006	12/28/2007
Philip Bloom	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Pinglick Holdings Inc.	107,500	$ 0.50	Issued	12/28/2005	12/28/2007
Rachel Beth Heller Trust	125,000	$ 0.50	Issued	12/28/2005	12/28/2007
RH Capital Associates LLC	207,500	$ 0.50	Issued	12/28/2005	12/28/2007
Roytor & Co.	69,500	$ 0.50	Issued	3/8/2006	12/28/2007
Seneca Ventures	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Seymour Smith	50,000	$ 0.50	Issued	12/28/2005	12/28/2007
Stephen Wien	162,500	$ 0.50	Issued	12/28/2005	12/28/2007
Vito Errico	75,000	$ 0.50	Issued	12/28/2005	12/28/2007
Woodland Partners	500,000	$ 0.50	Issued	12/28/2005	12/28/2007
Woodland Venture Fund	325,000	$ 0.50	Issued	12/28/2005	12/28/2007
Zeke, LP	1,100,000	$ 0.50	Issued	12/28/2005	12/28/2007

Set forth below is a table summarizing all outstanding Broker Stock Warrants of the Company’s common stock:

Holder	No. of Warrants	Exercise Price	Type	Date Issued	Expiry Date
RG Securities, LLC	600,000	$ 0.50	Issued	12/28/2005	12/28/2007
AM Capital, LLC	750,000	$ 0.50	Issued	12/28/2005	12/28/2007

History of share capital.

In December 2005, we issued a private placement raising gross proceeds of CDN$5.25 million, which resulted in the sale of 15 million units (the “December Units”) of the Company at a price of $0.35 per December Unit. Each December Unit sold consisted of one common share and one-half of one share purchase warrant. Each full warrant entitles a holder to acquire an additional common share at a price of $0.50 per share for a period of two years. As a result of this private placement being handled by non-Canadian agents, 90% of the Units were sold to U.S. residents and 10% to qualified Canadian and other non-U.S. investors. The Company paid the agents a cash commission of 8% of the gross proceeds together with the issue of 1.35 million broker warrants, each broker warrant entitling the holder to acquire an additional common share at a price of $0.50 per share for a period of two years. All of the December Units and the broker warrants were subject to a four (4) month hold period which expired on April 28, 2006. As a result of this funding transaction, the issued and outstanding capital of Dynasty increased to 76,834,115 shares of common stock.

In April 2005, we issued a private placement raising gross proceeds of CDN$1.2 million, which resulted in the sale of 8 million units (the “April Units”) of the Company at a price of $0.15 per April Unit. Each April Unit sold consisted of one common share and one-half of one share purchase warrant. Each full warrant entitles a holder to acquire an additional common share at a price of $0.25 per share for a period of one year after issuance. The April Units were issued pursuant to applicable prospectus and registration exemptions and were subject to a four (4) month hold period. The Company paid the agents, Jones Gable & Company, a cash commission of 10% of the gross proceeds of the proposed offering and issued agent’s warrants upon closing, entitling the agent to subscribe for common shares equal to 10% of the total number of April Units issued under the proposed offering, at a price of $0.15 per share.

B. Memorandum and Articles of association

    The following presents a description of certain terms and provisions of our Articles of Incorporation and by-laws.

    The Company was incorporated in the Province of Quebec, Canada, on August 15, 1994 under the name 3059219 Canada Inc. On December 5, 2005, following several name changes, the Company approved a name change from Events International Holding Corporation to Dynasty Gaming Inc. Our corporate objectives and purpose are unrestricted.

The by-laws of the Company provide that a director who has a material interest in any transaction with Dynasty shall disclose such interest, though the Company’s Articles of Incorporation and by-laws do not place any restrictions on the voting powers of interested directors. The by-laws of the Company further provide that a director may fix their own remuneration without having to pass a resolution regarding same. A director may receive advances and is entitled to reimbursement for all expenses incurred in the execution of his office. The bylaws do not provide for a retirement or non-retirement age limit requirement for directors under a certain age limit. A person need not be a shareholder in order to become a director of the Corporation.

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine, or by holders of not less than 5% of the securities issued by the Company who request that the directors call a meeting. Notices of meetings are sent out to shareholders not less than 21 days before the date of such meeting.

Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s common shares. The Company may issue common shares in one or more series and, pursuant to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

Pursuant to section 2(F) of the Company’s by-laws, the quorum at meetings of the Company’s shareholders shall be constituted by the presence of one (1) shareholder entitled to vote at any such meeting for purposes of choosing a chairman of the meeting, and of pronouncing the adjournment of the meeting. For any other purpose, a quorum at a meeting of the shareholders is attained, when at least fifteen minutes after the time set for the meeting, the shareholders representing a majority of the votes are in attendance, in person or represented by proxy.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Articles of Incorporation or any other constituent document of the Company.

C. Material Contracts

During the fiscal years ended December 31, 2005 and 2004, and as of June 1, 2006, the Company has entered into the material contracts listed below:

1.
On May 19, 2004, the Company signed a software agreement with International Gaming and Entertainment Limited. Under the Agreement, Dynasty Gaming will earn licensing fees and an ongoing share of rake revenue from each game played on Intertop’s gaming site.

2.
On March 27, 2005, the Company signed a software agreement with Apex Holdings. Under the Agreement, Dynasty Gaming will earn licensing fees and an ongoing share of rake revenue from each game played on Apex Holdings’ gaming site.

3.
On August 3, 2005, the Company signed a software agreement with UK-based online sports book operator, Betex (Group) plc. Under the combined licensing and profit sharing deal, Betex will use Mahjong Mania in its suite of online games.

4.
On August 3, 2005, the Company, through its Mahjong Systems Ltd. subsidiary, signed a software agreement with Action Poker Gaming Inc (“Action Poker”). Under the Agreement, Dynasty Gaming will earn licensing fees and an ongoing share of rake revenue from each game played on the Action Poker’s gaming site.

5.
On October 11, 2005, the Company entered into an agreement with Ho Casinos to provide its Mahjong Mania software for its exclusive Mahjong site, www. drho888.com. Dynasty Gaming will earn licensing fees and an ongoing share of rake revenue from each game played on the Ho Casinos gaming site.

6.
On October 20, 2005, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Ho Casinos. The contract covers the payment by Ho Casinos of license fees and share of revenue proceeds for the use of the Company’s Mahjong Mania gaming software on Ho Casinos’ Homahjong.com website.

7.
On October 24, 2005, the Company signed a partnership agreement with Orbis Technology Ltd., which owns OpenBet Casinos, which is one of the most comprehensive platforms available for operators, and supports all major gambling products. Under the Agreement, the Company will earn licensing fees and share of revenue from each gaming network on which the Mahjong Mania software is installed.

8.
On October 28, 2005, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Absolute Entertainment SA. The contract covers the payment by Absolute Entertainment SA of license fees and share of revenue proceeds for the use of the Company’s Mahjong Mania gaming software.

9.
On January 25, 2006, the Company integrated its Mahjong Mania software live on Ladbrokes.com, a leading online casino operator. This installation provides Mahjong Systems Ltd., a wholly-owned subsidiary of the Company, with a licensing fee and an ongoing share of rake revenue from each game played on the Ladbrokes gaming site.

10.
On March 8, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Golden Palace Ltd. The contract covers the installation and payment of royalties for the Company’s Mahjong Mania gaming software.

11.
On March 28, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, entered into a contract with Interactive Gaming Holdings Plc. The contract covers the payment by Interactive Gaming Holdings Plc of license fees and share of revenue proceeds for the use of the Company’s Mahjong Mania gaming software.

12.
On April 24, 2006, the Company, through its Mahjong Systems Ltd. subsidiary, signed a partner agreement with Finsoft Limited covering the distribution of Dynasty’s Mahjong Mania software. Under the Agreement, the Company will earn licensing fees and revenue from each gaming network on which Finsoft installs Mahjong Mania software.

In connection with the above listed material contracts, the Company has filed a Confidentiality Request with the United States Securities and Exchange Commission, concurrently with the filing of this registration statement. Accordingly, certain confidential information has been redacted from the above-listed material contracts, copies of which are included as exhibits to this registration statement. The redacted portions, as described and included in the Confidentiality Request, are subject to approval by the United States Securities and Exchange Commission.

D. Exchange controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote our common shares. There are also no such limitations imposed by the Articles of Incorporation with respect to our common shares. There are, however, certain requirements on the acquisition of control of our securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E. Taxation.

The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect to the holding or disposing of Common Shares as provided by the Company. This summary does not address all possible income tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local income taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary, as well as estate tax and other non-income taxes applicable to a potential shareholder. The tax consequences to any particular holder, including a U.S Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is a resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

References to a “U.S. Holder” of Common Shares in this section includes a citizen or individual resident of the U.S., a corporation created or organized in the U.S., a trust or estate of which its income is includable in its gross income for U.S. federal income tax purposes without regard to its source, if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, who are holders of Common Shares and who:

•
for purposes of the Income Tax Act (Canada) (ITA) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (Treaty) are residents of the U.S., not Limited Liability Corporations (LLC) and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (Code) are U.S. persons;

•	deal at arm’s length with the Company;
•	will hold the Common Shares as capital property for purposes of the ITA;
•	will hold the Common Shares as capital assets for purposes of the Code;
•	do not and will not hold the Common Shares in carrying on a business in Canada;
•	will not perform independent personal services from a fixed base situated in Canada; and
•
are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (Regulations);
•	published proposals to amend the ITA and the Regulations;
•	published administrative positions and practices of the Canada Revenue Agency (CRA);
•	the Code, as amended;
•	Treasury Regulations;
•	published Internal Revenue Service (IRS) rulings;
•	published administrative positions of the IRS;
•	published jurisprudence that is considered applicable; and
•	the Treaty.

All of the foregoing is subject to material or adverse change, on a prospective or retroactive basis, at any time. Neither the estate tax laws of the U.S., nor the tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are considered in this summary.

This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign income, estate and other tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Canadian Federal Income Tax Consequences

Disposition of Common Shares

A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property”. Such Common Shares will be taxable Canadian property if, in general, at any time during the 60 month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on Shares of the Company

Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected and who are beneficial owners of at least 10% of the voting shares of the Company, and are not a Limited Liability Company (LLC). Under the Treaty, a withholding rate of 15% is applicable in all other cases except LLC’s, where the withholding rate is 25%.

United States Federal Income Tax Consequences

The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

On a disposition of Common Shares a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. The gain or loss will generally be a U.S. source gain or loss.

Dividend Distributions on Shares of the Company

Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (E&P) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Dividends paid in years prior to 2009 will be taxable as capital gains if the Company constitutes as a “qualified foreign corporation” at the time the dividends are paid. In this regard, no assurance can be given that the Company currently constitutes a qualified foreign corporation or that it will constitute one at the time of any dividend payment. Even if a dividend payment is in fact not converted to U.S. dollars on the date of distribution, the amount of any cash distribution paid in Canadian dollars to a U.S. Holder will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. The dividends may be subject to a backup withholding tax unless the U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9 (or otherwise establishes its exemption from such tax). The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder’s U.S. federal income tax liability, provided the Holder furnishes the required information to the IRS.

Foreign Tax Credit

A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit. The U.S. holders of Common Shares should consult their own tax advisors in this regard.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (PFIC). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Company’s gross income for the taxable year is “passive income”, which includes interest, dividends and certain rents and royalties; or
•
the average quarterly percentage, by fair market value of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of the Company’s assets.

To the extent the Company owns at least 25% by value of the shares of another corporation, the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of shares of a PFIC are subject to the following special rules in the hands of a U.S. Holder:

•
the excess distributions (generally any distributions received by a shareholder of a PFIC in any taxable year that are greater than 125% of the average annual distributions received by such shareholder in the three preceding taxable years or the shareholder’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•
the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

U.S. Holders who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund (QEF Election), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company’s ordinary earnings and long-term capital gains in years in which the Company is a PFIC regardless of whether distributions of such earnings and gains are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain. If a U.S. Holder makes a QEF Election, the Company will seek to provide the Holder with the information that it will need in order to effectuate that election.

As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares (Mark-to-Market Election) recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years.

The PFIC rules and the available elections are complicated and U.S. Holders should consult with their own advisors for a complete understanding of the PFIC provisions.

Controlled Foreign Corporation Rules

Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (CFC) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P attributable to the shares sold or exchanged that were accumulated during the period that the shares were held by such U.S. Holder while the Company was a CFC. Any U.S. Holder owning directly or indirectly (by attribution) 10% or more of the total combined voting power of all classes of the Company’s shares should consult their own tax advisors

F. Dividend and paying agents.

We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common stock. We currently intend to retain any earnings for reinvestment in our business. However, if dividends are declared by our board of directors, all shares of common stock will participate equally in the dividends and in net assets in the event of the liquidation of the Company.

G. Statement by experts

The financial statements of the Company for each of the three fiscal years ended December 31, 2005, 2004 and 2003, included in this registration statement have been audited by Horwath Appel (the “Auditor”), independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The auditor’s address is: 1 Westmount Square, Suite 900, Montreal, Quebec H3Z 2P9.

H. Documents on display

The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y-2J7.

I. Subsidiary Information

For more information on the Company’s subsidiaries, see “Item 4. Information on the Company—Organizational structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars. The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure, though the Company is not currently exploring hedging opportunities.

We do not use derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Not applicable

ITEM 16. [reserved]

ITEM 16A. Audit committee financial expert.

Not applicable.

ITEM 16B. Code of Ethics.

Not applicable.

ITEM 16C. Principal Accountant Fees and Services.

Not applicable.

ITEM 16D. Exemptions form the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements filed as part of this registration statement are listed in Item 19. Financial Statements and Exhibits.

All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with Canadian GAAP. Such financial statements have been reconciled to United States GAAP.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.  Description

1.1	Certificate of Incorporation of 3059219 Canada Inc. dated August 11, 1994. *

1.2	Certificate of Amendment, dated June 8, 1995. *

1.3	Certificate of Amendment, dated March 19, 1996. *

1.4	Certificate of Amendment, dated October 15, 2001. *

1.5	Certificate of Amendment, dated December 5, 2005. *

1.6	By-laws of Dynasty Gaming Inc. *

2.1	Form of common stock certificate. *

4. 1	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and International Gaming and Entertainment Limited dated as of May 19, 2004. * **

4.2	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Apex Holdings dated as of March 27, 2005. * **

4.3	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Betex (Group), Plc. dated as of August 3, 2005. * **

4.4	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Action Poker Gaming, Inc. dated as of August 3, 2005. * **

4.5	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ho Casinos dated as of October 11, 2005. * **

4.6	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ho Casinos dated as of October 20, 2005. * **

4.7	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Orbis Technology, Inc. dated as of October 24, 2005. * **

4.8	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Absolute Entertainment SA, dated as of October 28, 2005. * **

4.9	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Ladbrokes.com dated as of January 25, 2006. * **

4.10	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Golden Palace Ltd. dated as of March 8, 2006. * **

4.11	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Interactive Gaming Holdings Plc. dated as of March 28, 2006. * **

4.12	Agreement between Mahjong Systems Limited, a subsidiary of the Company, and Finsoft Limited dated as of April 24, 2006. * **

4. 13	Lease, dated October 15, 1997 for space located at Canadian Steamship Building, 759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7. *

4.14+	Employment Agreement dated March 6, 2006, between Mark Billings and Dynasty Gaming Inc.*

4.15+	Employment Agreement dated March 16, 2006, between Albert Barbusci and Dynasty Gaming Inc. *

4.16+	Consulting Agreement dated January 1, 2006, between Cadence Communications Inc. and Dynasty Gaming Inc. *

4.17+	Employment Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. *

4.18+	Consulting Agreement dated June 30, 2005 between 9143-3250 Quebec Inc. and Ian Sherrington. *

4.19+	Management Agreement dated June 10, 2005 between Genesis Consulting Anstalt, Adriaan Brink, and Mahjong Systems Limited. *

4.20	Stock Option Plan. *

8.1	List of wholly owned subsidiaries*

15.1	Consent of Independent Registered Public Accounting Firm. *
_________________________________

* Filed herewith.
** Subject to confidential treatment by the United States Securities and Exchange Commission.
+ Signifies management contract or compensatory arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DYNASTY GAMING INC.

Date: July 11, 2006	By:	/s/ Albert Barbusci
Name: Albert Barbusci
Title: President & Chief Executive Officer

DYNASTY GAMING INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005 AND 2004

DYNASTY GAMING INC.

DECEMBER 31, 2005, 2004

Horwath Appel S.E.N.C.R.I/L.L.P	Compatables Agrees Chartered Accountants 1 Westmount Square, Suite 900 Montreal, Quebec H3Z 2P9 Telephone: (514) 932-4115 Fax: (514) 932-6766 E-mail: info@horwathappel.com

AUDITORS' REPORT

The Shareholders of:
Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit, shareholders' deficit and cash flows for the years in the three-year period ended December 31, 2005. The consolidated financial statements are the responsibility of the Company's mranagement. Our responsihility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec March 7, 2006
/s/ Horwath Appel Chartered Accountants

DYNASTY GAMING INC. CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2005 AND 2004 ( IN CANADIAN DOLLARS)
	2005	2004
	$	$
ASSETS
Current assets
Cash	6,053,266	319,045
Restricted term deposit (Note 9)	116,300	120,200
Accounts receivable	1,758,571	1,863,630
Work-in-process	30,866	70,564
Prepaid expenses and deposits	343,019	29,322
Loans receivable	-	134,008
	8,302,022	2,536,769
Deferred development costs	2,736,451	-
Property, plant and equipment (Note 6)	183,280	106,034
Assets under capital leases (Note 7)	64,781	52,224
Goodwill (Note 8)	-	328,348
	11,286,534	3,023,375
LIABILITIES AND SHAREHOLDERS' EQUITY Current Liabilities Bank indebtedness (Note 9)	85,337	122,329
Accounts payable and accrued liabilities	1,594,405	1,389,586
Income taxes payable	13,491	26,148
Deferred revenue	238,629	299,255
Current portion of obligations under capital leases (Note 10)	18,962	12,439
Current portion of long term debt (Note 11)	249,400	257,200
Future tax liabilities (Note 12)	248,162	100,112
	2,448,386	2,207,069
Obligations under capital leases (Note 10)	27,161	41,119
Long term debt (Note 11)	36,400	53,200
	2,511,947	2,301,388
Shareholders' equity Capital stock (Notes 3 and 13)	12,405,434	3,589,810
Contributed surplus (Note 3)	120,653	120,653
Other capital (Note 15)	475,530	-
Cumulative translation adjustment (Note 16)	(189,919)	(135,924)
Deficit	(4,037,111)	(2,852,552)
	8,774,587	721,987
	11,286,534	3,023,375

Commitments, contingency, subsequent event and reconciliation of canadian to U.S. generally accepted accounting principals (Notes 22, 24, 25 and 28)

On behalf of the board:

    "Albert Barbusci", Director
    "David Wolk", Director

See accompanying Notes to Consolidated Financial statements.

DYNASTY GAMING INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2005. 2004, AND 2003 ( IN CANADIAN DOLLARS)
	2005	2004	2003
	$	$	$
Revenues	7,956,157	6,238,792	3,959,448
Operating expenses Direct costs	5,294,768	4,315,070	2,913,250
Marketing and promotion	551,834	250,157	350,962
Administrative	2,697,185	1,818,448	557,210
Amortization - property, plant and equipment and assets under capital leases	53,360	49,793	33,802
Amortization - intangible assets (Note 11)	-	1,266,717	95,703
Impairment (Note 5)	-	302,923	285,454
Impairment - goodwill (Note 8)	328,348	-	-
Other income (Note 17)	(29,506)	(25,854)	(66,255)
Gain on settlement of debt (Note 18)	-	(1,065,803)	-
Loss on sale of property, plant and equipment	-	4,651	-
	8,895,989	6,916,102	4,170,126
Loss from continuing operations before income taxes	(939,832)	(677,310)	(210,678)
Income taxes (Note 12) Current	129,791	122,021	38,784
Future	114,936	88,989	33,050
Net loss from continuing operations	(1,184,559)	(888,320)	(282,512)
Loss from discontinued operations	-	(2,330,254)	(522,252)
Gain on sale of discontinued operations	-	1,013,670	101,296
Net loss from discontinued operations	-	(1,316,584)	(420,956)
Net loss	(1,184,559)	(2,204,904)	(703,468)
Deficit, beginning of year	(2,852,552)	(647,648)	55,820
Deficit , end of year	(4,037,111)	(2,852,552)	(647,648)
Net loss per share Basic and diluted From continuing operations	(0.026)	(0.023)	(0.007)
From discontinued operations	-	(0.034)	(0.011)
	(0.026)	(0.057)	(0.018)
Weighted average number of common shares Basic	46,165,603	38,534,906	39,350,836
Diluted	46,165,603	38,534,906	39,350,836

See accompanying Notes to Consolidated Financial statements.

DYNASTY GAMING INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2005. 2004, AND 2003 ( IN CANADIAN DOLLARS)
	Capital Stock (note 13)	Capital Stock (note 13)	Contributed Surplus (Note3)	Other Capital (Note15)	Foreign Currency Translation Adjustment (Note16)	Deficit	Total Shareholders' Equity
	#	$	$	$	$	$	$
Balance - December 31, 2002	38,600,836	3,831,116			629	55,820	3,887,565
Shares issued	750,000	750,000					750,000
Cancelled	(750,000)	(750,000)					(750,000)
Foreign currency translation					(71,395)		(71,395)
Net loss for the year						(703,468)	(703,468)
Balance - December 31, 2003	38,600,836	3,831,116			(70,766)	(647,648)	3,112,702
Repurchase of shares (Note 3)	(2,413,054)	(241,306)	120,653				(120,653)
Foreign currency translation					(65,158)		(65,158)
Net loss for the year						(2,204,904)	(2,204,904)
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987
Shares & warrants issued - Private Placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - Business Acquisition	9,000,000	1,350,000					1,350,000
Shares issued - Brokers' & Agent Warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - Stock Option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs (Note 14)				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587

See accompanying Notes to Consolidated Financial statements.

DYNASTY GAMING INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 ( IN CANADIAN DOLLARS)
	2005	2004	2003
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,184,559)	(888,320)	(282,512)
Items not requiring cash flows: Amortization of property, plant and equipment and assets under capital leases	53,360	49,793	33,802
Amortization of intangible assets (Note 11)	-	1,266,717	95,703
Impairment (Note 5)	-	302,923	285,454
Impairment - goodwill (Note 8)	328,348	-	-
Gain on settlement of debt (Note 18)	-	(1,049,580)	-
Loss on sale of property, plant and equipment	-	4,651	-
Stock based compensation (Note 14)	30,257	-	-
Future tax (Note 12)	148,050	88,989	33,050
	(624,544)	(224,827)	165,497
Net change in non-cash assets and liabilities related to operations (Note 19)	(910,092)	(205,423)	120,395
	(1,534,636)	(430,250)	285,892
Cash flows from investing activities Acquisition of property, plant and equipment	(29,631)	(54,933)	(272,839)
Increase in development costs - gaming software	(578,624)	-	-
Decrease (increase) in loan receivable - shareholder	104,636	338,329	(8,888)
Decrease (increase) in loan receivable	30,200	(30,200)	-
Proceeds on sale of property, plant and equipment	-	55,435	-
Acquisition of intangible assets	-	-	(851,820)
Cash acquired on acquisition	6,863	-	-
Cash consideration on business acquisition	-	-	(125,000)
Cash consideration on sale of business	-	100	125,000
	(466,556)	308,731	(1,133,547)
Cash flows from financing activities (Decrease) increase in bank indebtedness	(37,340)	125,928	-
Decrease in restricted term deposit	3,900	629,800	-
Repayment of long term debt	(24,600)	(14,000)	-
Increase in long term debt	-	84,000	518,600
Decrease in loan from director	(60,000)	-	-
Decrease in loan from shareholder	-	-	(85,574)
Repayment of obligations under capital lease	(39,867)	(11,082)	(4,076)
Cash transferred on sale of business	-	(151,525)	-
Issuance of common shares - private placements	6,450,000	-	-
Issuance of common shares - warrants	2,000,000	-	-
Issuance of common shares - rights and options	99,950	-	-
Share issuance costs - private placements	(639,053)	-	-
	7,752,990	663,121	428,950
Effect of exchange rates changes on cash and cash equivalents	(17,577)	246	(4,515)
Cash flows from continuing operations	5,734,221	541,848	(423,220)
Cash flows from discontinued operations	-	(1,944,133)	672,386
Increase (decrease) in cash and cash equivalents	5,734,221	(1,402,285)	249,166
Cash and cash equivalents , beginning of year	319,045	1,721,330	1,472,164
Cash and cash equivalents , end of year	6,053,266	319,045	1,721,330
Includes cash and cash equivalents related to: Continuing operations	6,053,266	319,045	432,204
Discontinued operations	-	-	1,289,126
	6,053,266	319,045	1,721,330

See accompanying Notes to Consolidated Financial statements.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

1.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”), formerly Events International Holding Corporation, is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software, the provision of management consulting on e-commerce and the creation of advertising strategies and programs.

The Company’s acquisition during 2005 of two affiliated companies involved in the technology development, marketing and licensing of Mahjong gaming software for online casino and sports book operations, resulted in a change of the Company’s primary business focus. The bulk of the Company’s resources are now committed to pursuing software licensing and share-of-revenue agreements with online gaming facilities.

2.	Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

(b)	Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its wholly-owned Canadian subsidiaries: Mahjong Development Inc.; Cadence Healthcare Communications Inc. and MedEvents Inc.; its wholly-owned Turks and Caicos Island subsidiary: Mahjong Systems Limited; and its wholly-owned US subsidiary: CPC Econometrics Inc.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statement of earnings from the dates of acquisition.

(c)	Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

(d)	Work-in-process

The work-in-process is stated at the lower of cost and net realizable value. The cost of work-in-process is determined by the actual amount of unbilled costs.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

2.	Significant Accounting Policies - cont'd

(e)	Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost, and upon completion, will be amortized over the estimated useful life not to exceed three years. The Company will perform periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

(f)	Property, plant and equipment and assets under capital leases

Property, plant and equipment and assets under capital leases are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives as follows:

On the declining balance method:
1) computer hardware and software	30%
2) furniture and fixtures	20%
On the straight-line method:
1) website	3 years

(g)	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. Foreign operations are classified as integrated or self-sustaining. All significant foreign operations are classified as self-sustaining operations.

(i) Self-sustaining foreign operations

All assets and liabilities are translated at the exchange rates in effect at year end. Revenues and expenses are translated at the average exchange rate for the period. The resulting net gains or losses are included as a cumulative translation adjustment in the consolidated statement of shareholders’ equity.

(ii) Accounts in foreign currencies

Accounts in foreign currencies are translated using the temporal method. Under this method monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at the historical exchange rates. Revenues and expenses (other than depreciation and amortization, which are translated at the same exchange rates as the related assets) are translated at exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of operations.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

2.	Significant Accounting Policies - cont'd

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of future income tax assets and liabilities.

(i)	Revenue recognition

The Company recognizes revenues from consulting contracts on a percentage of completion basis, as specific critical events occur. Contracts for advertising and communication services are generally for periods of three to six months and revenues are recognized upon the acceptance by the clients of specific deliverables. Revenues resulting from the sale of software usage licences are recognized on a straight-line basis over the term of the software agreements and revenues from the share of the on-line game stakes are based on the percentage share as stipulated in the licence contracts and recognized at the end of the Internet game.

(j) Per share amounts

Basic earnings or loss per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings or loss per share is calculated by dividing net results available to common shareholders by the weighted average number of shares used in the basic per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year using the treasury stock method.

(k)	Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligation agreement. The Company has not provided any such guarantees to third parties.

(l)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions particularly as they relate to accounting for long-term contracts. These estimates and assumptions affect the reporting amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

2.	Significant Accounting Policies - cont'd

(m)	Impairment of long-lived assets

The Corporation recognizes the impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

(n)	Stock-based compensation and other stock-based payments

All stock compensation to non-employees are expensed to earnings.  Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.   For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

(o)	Disposal of long-lived assets and discontinued operations

An asset classified as held for sale is measured at the lower of carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The impact of the adoption of this standard is reflected on the consolidated financial statements (see Note 3).

(p)	Goodwill

The Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

3.	Discontinued Operations

Effective September 30, 2004 the Company discontinued its convention management operations and sold 100% of the issued and outstanding shares of Events International Meeting Planners (EIMP). The sale was ratified on December 22, 2004 at the annual shareholders meeting.

EIMP was sold for $120,753: $100 of which was paid in cash and $120,653 of which was paid through cancellation of 2,413,054 common shares held in escrow. The net effect of the disposition on the Company cash position was ($151,425): $100 cash proceeds net of $151,525 cash disposed.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

3.	Discontinued Operations - cont’d

The effect of the sale on the Company’s equity is as follows:

Gain on sale of discontinued operations:
Book value of EIMP as of September 30, 2004	$(892,917)
Proceeds from sale	120,753
$1,013,671

Contributed surplus- shares cancelled as part of sale:
Shares at $0.10 cost (2,413,054 shares)	$241,306
Shares at $0.05 market value (2,413,054 shares)	120,653
$120,653

The results of operations, cash flows and financial position of EIMP have been segregated in the accompanying consolidated financial statements.

The results of discontinued operations (up to September 30, 2004 for fiscal year 2004) presented in the accompanying consolidated statements of income were as follows:

Discontinued operations EIMP	2004 (273-day period)	2003 (365-day period)
Revenues	$3,203,298	$17,295,552
Operating expenses
Direct costs	2,992,316	15,266,092
Selling	143,755	249,714
Administrative	666,861	2,314,406
Amortization - property, plant and equipment and assets under capital leases	72,679	108,761
Impairment of goodwill	1,547,916	13,141
Other expenses (income)	110,025	(96,305)
Gain on settlement of debt	-	(139,301)
	5,533,552	17,716,508
Loss from discontinued operation - EIMP	$(2,330,254)	$(420,956)

On May 29, 2003 the Company acquired 100% of the issued and outstanding shares of Voyages Caleche Inc. (Caleche), a company operating as a travel agency. The acquisition was effective January 1, 2003. As consideration for this acquisition, the Company issued 750,000 common shares, and paid $125,000 in cash and assumed a balance of purchase of $125,000 payable 15 days after receiving the December 31, 2003 financial statements of Caleche but no later than April 15th, 2004.

Effective December 31, 2003 the Company discontinued its travel agency operations and sold 100% of the issued and outstanding shares of Caleche in a transaction designed to reverse the original purchase transaction. The Company received back $125,000 in cash, the 750,000 common shares issued on the acquisition and cancellation of the balance of purchase of $125,000. The Company was also released from all Caleche obligations, warranties and guarantees.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

3.	Discontinued Operations - cont’d

The Company has reflected the reversal of the Caleche acquisition by removing all Caleche’s related revenues and expenses from the accompanying consolidated financial statements.

The revenues and expenses of Caleche from the time of acquisition to December 31, 2003 were as follows:

Discontinued operations Caleche	2003
Revenues	$983,239
Operating expenses
Direct costs	668,081
Selling	88,185
Administrative	295,672
Amortization - capital assets and assets under capital leases	15,700
Other expenses	16,897
1,084,535
Loss from discontinued operation - Caleche	$(101,296)

Discontinued operations EIMP and Caleche
	2004	2003
Net loss from discontinued operations	$(2,330,254)	$(522,252)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows were as follows:

Discontinued operations EIMP	2004 (273-day period)	2003 (365-day period)
Operating activities	$(1,816,101)	$(645,755)
Investing activities	(9,808)	(55,714)
Financing activities	(118,224)	1,373,855
Cash flows from discontinued operations	$(1,944,133)	$672,386
Interest paid	$34,276	$37,738

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

4.	Business Acquisition

On September 21, 2005 the Company acquired 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. The effective date of the acquisition was June 10, 2005. As consideration for this acquisition, the Company issued 9,000,000 common shares.

Details of the net assets acquired, at estimated fair value, are as follows:

	Mahjong Development Inc.	Mahjong Systems Limited
	$	$
Current assets	41,358	42,280
Long term assets	46,249	41,857
Development costs - gaming software	2,150,821	-
	2,238,428	84,137
Current liabilities	903,458	69,107
Fair value of net assets acquired	1,334,970	15,030

Total consideration - issuance of capital stock	$1,350,000

On December 31, 2005, 8,100,000 of the shares issued in consideration were held in escrow and may only be released for trading based on a pre-determined schedule and conditions. The schedule calls for the release of 1,350,000 shares at six months intervals over a period of 36 months after the date of acquisition.

5.	Impairments

	2004	2003
		$$
(a) Loan to shareholder bearing interest at prime plus 1%, on demand	67,958	285,454
(b) Website	234,965	-
	302,923	285,454

(a)   The loan was secured by 2,072,727 shares of Dynasty Gaming Inc. (DNY), which were held in trust. The shareholder had the option of repaying the loan in cash or by surrendering to the Company the shares pledged as security. On December 31, 2003 the closing market price for the shares was $0.25 per share and the Company recorded an impairment cost reducing the net carrying value of this loan receivable to $414,546. On December 23, 2004 the loan was repaid for an amount of $389,000 ($346,588 plus $42,412 in interest) and the Company recorded an impairment cost of $67,958 for the year.

(b)   As required by the CICA Handbook Section 3063, Impairment of long-lived assets, the Company tested the carrying value of its subsidiary’s website and found it was impaired. As a result an impairment loss of $234,965 was recorded in the year.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

6.	Property, Plant and Equipment

			2005
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Computer hardware and software	231,197	90,476	140,721
Furniture and fixtures	73,683	31,124	42,559
	304,880	121,600	183,280

			2004
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Computer hardware and software	94,687	38,697	55,990
Furniture and fixtures	70,183	20,139	50,044
	164,870	58,836	106,034

7.	Assets Under Capital Leases

			2005
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Computer hardware and software	29,432	8,830	20,602
Furniture and fixtures	71,716	27,537	44,179
	101,148	36,367	64,781

			2004
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Furniture and fixtures	68,716	16,492	52,224

8.	Goodwill

During the third quarter of 2005 the Company performed the goodwill impairment test and determined that goodwill associated with the self-sustaining foreign subsidiary CPC Econometrics Inc. was impaired. CPC had not signed new contracts and consequently the revenue stream could be substantially reduced, whereupon an impairment loss of $328,348 was recorded.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

9.	Bank Indebtedness

A subsidiary of the Company has a $100,000 line of credit facility with interest payable at prime rate plus 0.75% renewable annually. The facility is secured by a term deposit of $100,000 US ($116,300 Cdn).

10.	Obligations Under Capital Leases

	2005	2004
	$	$
Payable in capital and interest instalments, ending August 2008	41,119	53,558
Payable in capital and interest instalments, ending November 2006	5,004	-
	46,123	53,558
Less: current portion	18,962	12,439
	27,161	41,119

The future minimum lease payments with respect to capital leases are as follows:

2006	$23,296
2007	18,000
2008	12,000
Total future minimum lease payments	53,296
Less: amount representing interest (average of 12%)	7,173
Present value of obligations under capital leases	$46,123

11.	Long-term Debt

	2005	2004
	$	$
International Federation of Gynaecology and Obstetrics (“FIGO”) unsecured non-interest bearing debt due July 1, 2004; $200,000 US dollars.	232,600	240,400
Loan repayable in consecutive monthly principal payments of $1,400 plus interest at prime plus 1%, secured by a moveable hypothec on furniture.	53,200	70,000
	285,800	310,400
Less: current portion	249,400	257,200
	36,400	53,200

The debt payable to FIGO is a result of an agreement, dated May 1, 2003, entered into by a subsidiary of the Company. As part of the agreement FIGO was to provide a 10 year endorsement of the subsidiary’s web portal “Obgynworld”. On July 1, 2004, as a result of non-payment of the debt, FIGO withdrew its endorsement (Note 24). Consequently the Company fully amortized the web portal endorsement and recorded a cost of $1,266,717 in the year 2004.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

11.	Long-term Debt - cont’d

Long-term debt principal repayments to maturity are as follows:

2006	$249,400
2007	16,800
2008	16,800
2009	2,800

12.	Income Taxes

	2005	2004	2003
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(1,384,249)	(1,253,362)	(421,918)
Foreign	444,417	576,052	211,240
	(939,832)	(677,310)	(210,678)
Combined federal and provincial statutory rates	31.00%	31.02%	33.05%
Computed income tax recovery at statutory rates	(291,348)	(210,102)	(69,629)
Increase (decrease) resulting from:
Non capital losses carry forward	-	-	(1,204)
Impairments	101,787	10,540	47,171
Non-deductible expenses	7,074	6,099	1,633
Non-recognition of tax benefits related to non-capital losses	374,432	219,098	18,092
Non-recognition of future income tax assets and liabilities	(54,165)	117,128	58,030
Differences due to income tax rates for foreign income	47,124	51,730	2,007
Other	59,823	16,517	15,734
Income tax expense	244,727	211,010	71,834

	2005	2004	2003
	$	$	$
Current income tax expense
Canadian operations	-	-	-
Foreign operations	129,791	122,021	38,784
	129,791	122,021	38,784
Future income tax expense
Canadian operations	-	-	-
Foreign operations	114,936	88,989	33,050
	114,936	88,989	33,050

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

12.	Income Taxes - cont’d

The future income tax liability on foreign operations arose from the difference between the cash basis used for tax purposes and the accrual basis used for financial statements. In Canada, future income taxes are recognized for income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their tax bases.

Future tax liabilities are comprised of the following as at December 31, 2005 and 2004.

	2005	2004
	$	$
Future tax liabilities:
Operating losses carried forward	762,000	529,883
Capital losses carried forward	315,000	315,000
Timing differences due to capital, intangible and other assets	240,842	209,861
Timing difference between the accrual and cash basis of foreign income	248,162	100,112
Less: valuation allowance	(1,317,842)	(1,054,744)
Future tax liabilities	(248,162)	(100,112)
Future tax liabilities
Canadian operations	-	-
Foreign operations	(248,162)	(100,112)

As at December 31, 2005, the Company has taxable capital losses carry-forward of approximately $1,017,000 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $2,455,400, which are available to be applied against future taxable income. The non-capital losses expire as follows:

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

Year of Expiry	Amount
2015	1,209,000
2014	644,000
2010	54,000
2009	196,000
2008	64,000
2007	1,400
2006	287,000

The potential tax benefits relating to these losses have not been recognized in the financial statements.

13.	Capital Stock

a)	Authorized

The Company is authorized to issue an unlimited number of common shares.

b)	Escrowed shares

As at December 31, 2005, 18,263,900 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of six years.

c)	Cancelled common shares held in escrow

On December 22, 2004 as part of the sale of Events International Meeting Planners (“EIMP”) the buyer surrendered 2,413,054 common shares of the Company which were held in escrow. These shares were subsequently cancelled (see Note 3).

d)	Private Placement

On April 29, 2005, the Company completed a private placement agreement with third-party investors and issued 8,000,000 common shares at a price of $0.15 per share for gross proceeds of $1,200,000. In connection with the private placement, 8,000,000 Series “A” Warrants were granted, each warrant entitling the holder to acquire one additional common share at a price of $0.25 for a period of one year. Also 800,000 broker rights, entitling the holder to acquire one common share at a price of $0.15 each for a period of one year, were issued. The out-of-pocket issuance costs were $157,506.

The Company has allocated the $0.15 per share private placement value completely to the shares. The fair value of the warrants attached to these shares, due to the short life of the warrants (one year) and the fact that the warrants are exercisable at a 40% premium (at $0.25 per warrant) above the issue price of the private placement is deemed to be nil.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

The Company has estimated the fair value of the broker rights at $0.03 per right for a total cost of $24,000; this has been credited to other capital. The total issuance cost of $181,506 (out-of-pocket costs of $157,506 and broker rights costs of $24,000) has been charged against the $1,200,000 capital stock for a net issuance amount of $ 1,018,494.

The Company estimated fair value using the Black-Scholes model with the following assumptions:
Risk-free interest rate 4.05%
Expected life  1 year
Expected volatility in the market price of the shares  50%
Expected dividend yield nil

e)	Business acquisition

On September 21, 2005 the Company issued 9,000,000 common shares for the purchase of 100% of the issued and outstanding shares of Mahjong Systems Limited and Mahjong Development Inc. The fair value of the shares on issuance was $0.15 per share for a total value $1,350,000.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

13.	Capital Stock - cont’d

f)	Private Placement

On December 28, 2005, the Company completed a second private placement agreement with third-party investors and issued 15,000,000 units (the “Units”) of the Company at a price of $0.35 per unit for gross proceeds of $5,250,000. Each Unit sold consists of one common share and one-half of one share purchase warrant, each full warrant entitling a holder to acquire an additional common share at a price of $0.50 per share for a period of two years. Also 1,350,000 broker warrants, entitling the holder to acquire one common share at a price of $0.50 each for a period of two years, were issued. The out-of-pocket issuance costs were $481,547.

The Company has estimated the fair value of the warrants at $0.05 per warrant for a total cost of $442,500; this cost has been credited to other capital. The total issuance cost of $924,047 (out-of-pocket costs of $481,547 and other costs of $442,500) has been charged against the $5,250,000 capital stock for a net issuance amount of $ 4,325,953.

The Company estimated fair value using the Black-Scholes model with the following assumptions:

Risk-free interest rate	5.37%
Expected life	1 year
Expected volatility in the market price of the shares	44%
Expected dividend yield	nil

g)	Warrants, rights and options exercised during the year by quarter

	Number	Exercise Price	Proceeds *
	#	$	$
Third Quarter
Warrants	3,666,667	0.25	916,667
Rights	200,000	0.15	36,000
Fourth Quarter
Warrants	4,333,333	0.25	1,083,333
Rights	342,666	0.15	61,680
Options	123,667	0.15	23,497
	8,666,333		2,121,177

*“Proceeds” is comprised of net cash proceeds plus the related stock-based compensation and brokers issue costs.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

13.	Capital Stock - cont’d

Issued common shares:

	December 31, 2005		December 31, 2004
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	36,187,782	3,589,810	38,600,836	3,831,116
Cancelled	-	-	(2,413,054)	(241,306)
Issuance- private placements	23,000,000	5,344,447	-	-
Issuance- business acquisition	9,000,000	1,350,000	-	-
Issuance- warrants, rights and options exercised	8,666,333	2,121,177	-	-
Common shares, end of period	76,854,115	12,405,434	36,187,782	3,589,810

14.	Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. On October 28, 2005 the aggregate number of shares reserved for issuance was increased to 5,500,000 from the previous aggregate of 3,500,000. Under the plan, options are periodically granted to purchase common shares at an exercise price which is generally based on the stock price quoted on the exchange at the time of the grant. Generally, these options vest in six equal instalments over a period of 18 months, with the first instalment vesting immediately and the remaining options vesting upon 6 months, 9 months, 12 months, 15 months, and 18 months after the date of grant. The options terminate 5 years after the grant.

The options are granted to purchase common shares at an exercise price equal to or greater than the market price of such shares on the day of grant; except for the 200,000 options granted on December 29, 2005. The market price at the date of grant of the 200,000 options was $0.61. The 1,150,000 options granted on October 17, 2005 vest over a period of 36 months at equal instalments every six months with the first vesting six months after the date of grant.

There were no options granted during the fiscal year ended December 31, 2004.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

14.	Stock -Based Compensation Plan -cont’d

The summarized information on options as at December 31, 2005 is as follows:

	Options Outstanding		Options Exercisable
Number of options	Weighted average remaining life (years)	Exercise price	Number of options	Exercise price
#	#	$	#	$
100,000	1.23	0.75	100,000	0.75
25,000	1.59	1.00	25,000	1.00
15,000	2.47	0.38	15,000	0.38
418,083	4.16	0.15	271,750	0.15
666,666	4.72	0.44	111,111	0.44
1,150,000	4.79	0.50	-	0.50
10,000	4.81	0.45	1,667	0.45
21,000	4.81	0.44	3,500	0.44
200,000	4.81	0.50	33,333	0.50
2,605,749			561,361

The number of options has varied as follows for the years ended December 31:

		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	200,000	0.73	200,000	0.73
Forfeited	107,750	0.47	-	-
Granted	2,637,166	0.41	-	-
Exercised	123,667	0.15	-	-
Outstanding at end of year	2,605,749	0.44	200,000	0.73
Options exercisable at end of year	561,361	0.38	200,000	0.73

The fair value compensation expense recorded for the year ended December 31, 2005, in respect of this plan was $30,257 (2004 - no options were granted). The weighted average fair value of options granted during 2005 was estimated at $0.11 using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	5.37%
Expected life	2.15 years
Expected volatility in the market price of the shares	44%
Expected dividend yield	nil

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

14.	Stock -Based Compensation Plan (cont’d)

Had compensation cost been determined using the fair-value-based method at the date of the grant for awards granted in the years ended December 31, 2002 and December 31, 2003 the Company’s pro-forma effect on earnings per share would have been as presented in the table below:

	2005		2004		2003
	Loss from continuing operations	Net Loss	Loss from continuing operations	Net Loss	Loss from continuing operations	Net Loss
	$	$	$	$	$	$
Loss for the Year:
Reported	(1,184,559)	(1,184,559)	(888,320)	(2,204,904)	(282,512)	(703,468)
Stock-based compensation	-	-	(15,083)	(15,083)	(14,650)	(14,650)
Pro forma	(1,184,559)	(1,184,559)	(903,403)	(2,219,987)	(297,162)	(718,118)

Basic and diluted loss per share would have remained unchanged.

No awards were granted prior to January 1, 2002. The pro-forma amounts for options issued after January 1, 2002 include a compensation cost calculated using the Black-Scholes model.

110,000 options granted March 25, 2002 at an exercise price of $0.75; the fair value of options granted is $0.10 per option using the Black-Scholes model with the following assumptions:

Risk-free interest rate	2.95%
Expected life	2 years
Expected volatility in the market price of the shares	74%
Expected dividend yield	nil

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

25,000 options granted August 5, 2002 at an exercise price of $1.00; the fair value of options granted is $0.09 per option using the Black-Scholes model with the following assumptions:

Risk-free interest rate	3.19%
Expected life	2 years
Expected volatility in the market price of the shares	74%
Expected dividend yield	nil

70,000 options granted June 23, 2003 at an exercise price of $0.38; the fair value of options granted is $0.34 per option using the Black-Scholes model with the following assumptions:

Risk-free interest rate	3.69%
Expected life	4 years
Expected volatility in the market price of the shares	162%
Expected dividend yield	nil

15.	Other Capital

Other capital consists of the following:
	2005	2004
	$	$
Warrants and brokers’ rights costs	450,220	-
Stock-based compensation costs	25,310	-
	475,530	-

16.	Cumulative Translation Adjustment

Cumulative translation adjustment, which arises from the translation to Canadian dollars of assets and liabilities of the Company’s self-sustaining foreign operations, resulted in a net change of $53,995 for the year ended December 31, 2005; a net change of $65,158 for the year ended December 31, 2004 and a net change of $71,395 for the year ended December 31, 2003. The net change resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar.

17.	Other Income

	2005	2004	2003
	$	$	$
Interest on liens	21,444	10,152	1,923
Allowance for doubtful accounts	-	15,413	-
Other interest income	(30,587)	(21,595)	(544)
Foreign exchange gain	(20,363)	(29,824)	(67,634)
	(29,506)	(25,854)	(66,255)

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

18.	Gain on Settlement of Debt

A subsidiary of the Company has settled its debt due to a creditor in the amount of $1,365,803 for $300,000. The amount was discharged on December 23, 2004 and the resulting gain on settlement of $1,065,803 has been included in the statement of operations.

19.	Net Change in Non-cash Assets and Liabilities Related to Operations

	2005	2004	2003
	$	$	$
Accounts receivable	181,226	(1,087,440)	(515,256)
Work-in-process	39,698	(5,407)	(49,856)
Income taxes receivable	-	-	19,472
Prepaid expenses and deposits	(267,505)	225,305	(255,721)
Accounts payable and accrued liabilities	(797,062)	467,460	805,667
Income taxes payable	(12,303)	(7,209)	18,765
Deferred revenue	(54,146)	201,931	97,324
	(910,092)	(205,423)	120,395

Supplemental cash flow information:

	2005	2004	2003
	$	$	$
Income taxes paid	121,160	129,230	21,015
Interest paid	21,351	20,338	1,379
Non-cash investing and financing activities
Acquisition of assets through capital leases	32,432	-	68,716
Capital lease obligation	(32,432)	-	-
Cost of warrants and brokers’ rights	466,500	-	-
Other capital	(466,500)	-	-
Issuance of stock for acquisition of subsidiary	1,343,137	-	-
Stock received as part of proceeds of sale of discontinued operations	-	241,306	241,306
Cancellation of stock received	-	(241,306)	(241,306)
Cancellation of debt	-	278,200	278,200
Write-down of intangible asset on cancellation of debt	-	(278,200)	(278,200)
Increase in development costs due to amortization	7,006	-	-
Increase in common stock due to reduction in other capital pursuant to stock rights and options exercised	21,227	-	-
Balance of purchase on acquisition	-	-	(125,000)
Cancellation of balance of purchase on sale of discontinued operations	-	-	125,000
Issuance of stock for acquisition of subsidiary	-	-	750,000
Cancellation of stock previously issued for acquisition of subsidiary	-	-	(750,000)

20.	Financial Instruments

a)	Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to adhere to payment terms. To lower this risk, the Company's extension of credit is based on an evaluation of each customer's financial condition. Management reviews the ageing of trade accounts receivable and other factors related to the risk that customer accounts may not be paid in full and, when appropriate, reduces the carrying value to provide for possible loss.

b)	Interest rate risk

The Company is exposed to interest rate fluctuations on its bank indebtedness, and portions of its long-term debt which bear interest at prime rate plus .75% and 1% respectively.

c)	Foreign currency risk

A portion of the Company’s revenues is derived in US dollars and is subject to exchange fluctuation. The Company, as much as possible, uses the revenue stream in US dollars as a natural hedge to cover costs denominated in US dollars. The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2005		2004
	US $	Cdn $	US $	Cdn $
Current assets	125,797	146,303	328,011	394,269
Current liabilities	539,953	627,966	590,000	709,180

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

d)	Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision. The Company has estimated that the carrying value of its short-term financial assets and liabilities approximates their fair values at the balance sheet date because of the short-term maturity of these instruments.

The carrying value of the Company's obligations under capital leases is not considered to approximate fair value because they bear interest at 12% which is higher than current market rates. However, no calculation has been done to estimate fair value because of the immaterial amounts of the obligations.

The carrying value of the long term debt, except for the long term debt mentioned below, is considered to approximate fair value since it bears interest at current borrowing rates for similar types of borrowing arrangements.

The fair value of the long term debt of $200,000 US payable to International Federation of Gynaecology and Obstetrics (FIGO) cannot be determined since it bears no interest and has no fixed payment date.

21.	Economic Independence

A subsidiary of the Company, CPC Econometrics Inc., generated approximately 77% (2004 - 44%) of its revenues from one customer and in 2003, approximately 76% from two customers.

22.	Commitments

Leases for premises

A subsidiary of the Company entered into two agreements to lease premises; the first lease expires on November 30, 2007 and the second on December 31, 2013. The second lease has been sublet since September 2004. The minimum annual lease payments for both leases, excluding the benefits of the sublet and excluding operating and real estate taxes, for the next five years and thereafter are as follows:

2006	96,743
2007	91,518
2008	34,034
2009	34,034
2010	34,034
Thereafter	34,034

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

Stock options

The Company has a commitment to grant a total of 1,333,333 stock options, at an exercise price of $0.44 per option, to directors: 50% in 2006 and 50% in 2007.

23.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2005	2004	2003
	$	$	$
Revenues earned	-	28,016	55,395
Direct costs paid	517,389	847,597	564,728
Marketing and promotion costs paid	-	35,570	23,285
Administrative costs paid	257,850	145,300	30,183

Assets acquired under capital lease	-	-	68,718

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company has $183,151 accounts payable to related parties as at December 31, 2005; nil in 2004.

24.	Contingency

The subsidiary of the Company, based on a legal interpretation and its understanding of the agreement with FIGO (see Note 11), removed a liability of $200,000 US from its 2004 financial statements. Nevertheless, although management believes it would be highly unlikely and without merit, FIGO could institute a claim against the subsidiary for this amount.

25.	Subsequent Event

On March 6, 2006, the Company granted 950,000 stock options to directors and officers at an exercise price of $0.50 per option.

26.	Comparative Figures

Certain comparative figures for the prior years have been reclassified to conform with the presentation adopted in the current year.

27.	Segmented Information

Dynasty Gaming Inc.’s reportable segments are represented by the following subsidiary companies. The subsidiary head offices are located in Canada except for, CPC Econometrics which is based in the United States and Mahjong Systems Limited which is based in Turks and Caicos Islands.

MedEvents Inc. has ceased commercial activity as of July 2005.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

CadenceHealthcare Communications Inc. generates revenues from developing marketing and communications plans for companies in the pharmaceutical industry.

CPC Econometrics Inc. generates revenues by providing management consulting services and e-commerce consulting.

Mahjong Systems Limited and Mahjong Development Inc. (“Mahjong”) will generate revenue from software licensing fees and a share of winnings from each game played.

Dynasty Gaming Inc. generates revenues primarily by providing management services to the other company segments. The services are charged at cost plus mark-up based on proportionate usage.

The Company's revenues are generated from the following geographical areas:

	2005	2004	2003
	$	$	$
US	6,279,319	5,237,340	3,004,127
Canada	1,676,838	1,001,452	955,321
Total sales revenues	7,956,157	6,238,792	3,959,448

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004, AND 2003

27.  Segmented Information - cont'd

The Company's two major customers have contributed to sales revenue as indicated in the following table:

	2005	2004	2003
	$	$	$
Customer A	6,115,783	2,739,582	281,071
Customer B	163,566	2,479,537	2,713,037
All other customers	1,676,808	1,019,673	965,340
Total sales revenues	7,956,157	6,238,792	3,959,448

						Cadence	CPC
		Intersegment	Dynasty		Medevents	Healthcare	Econometrics
	Consolidated	eliminations	Gaming Inc	Mahjong	Inc.	Communications	Inc.
	$	$	$	$	$	$	$
Revenue
External	7,956,157	-	161,700	-	9,187	1,505,951	6,279,319
Intersegment	-	(403,753)	403,698	-	-	55	-
Total revenues	7,956,157	(403,753)	565,398	-	9,187	1,506,006	6,279,319
Direct cost	5,294,768	(55)	-	53,593	(45,972)	1,061,682	4,225,520
Selling and administration	3,249,019	(403,698)	1,100,756	445,515	48,275	619,009	1,439,162
Amortization	53,360	-	9,550	6,559	3,850	31,892	1,509
Impairment	328,348	(335,652)	664,000	-	-	-	-
Interest expense (income)	(9,143)	-	(3,065)	4,583	358	13,249	(24,268)
Other income	(20,363)	-	(6,552)	(2,715)	(11,096)	-	-
(Loss) earnings before income taxes	(939,832)	335,652	(1,199,291)	(507,535)	13,772	(219,826)	637,396
Income taxes	244,727	-	-	-	-	-	244,727
Net (Loss) earnings	(1,184,559)	335,652	(1,199,291)	(507,535)	13,772	(219,826)	392,669
Segment assets Segment assets excluding under-noted	8,550,083	(3,513,752)	9,148,038	506,508	9,794	322,839	2,076,656
Investment	-	(1,350,000)	1,350,000	-	-	-	-
Deferred development costs	2,736,451	1,481,826	-1,254,625		-	-	-
	11,286,534	(3,381,926)	10,498,038	1,761,133	9,794	322,839	2,076,656

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004, AND 2003

27.  Segmented Information - cont'd

2004	Consolidated	Intersegment eliminations	Dynasty Gaming Inc	Mahajong	MedEvents Inc.	Cadence Healthcare Communications Inc.	CPC Econometrics Inc.
	$	$	$		$	$	$
Revenue
External	6,238,792	-	26,053	-	27,267	948,132	5,237,340
Intersegment	-	(943,972)	509,555	-	-	434,417	-
Total revenues	6,238,792	(943,972)	535,608	-	27,267	1,382,549	5,237,340
Direct cost	4,315,070	(453,397)	-	-	93,633	1,065,735	3,609,099
Selling and administration	2,068,605	(509,555)	942,348	-	290,885	281,868	1,063,059
Amortization	1,316,510	-	-	-	1,272,217	44,191	102
Impairments	302,923	-	67,958	-	234,965	-	-
Interest expense (income)	(11,443)	-	(15,281)	-	686	14,124	(10,972)
Other expense (income)	(14,411)	-	(24,979)	-	(4,845)	15,413	-
Gain on settlement of debt	(1,065,803)	-	-	-	(1,065,803)	-	-
Loss on sale of property	4,651	-	-	-	-	4,651	-
(Loss) earnings before income taxes	(677,310)	18,980	(434,438)	-	(794,471)	(43,433)	576,052
Income taxes	211,010	-	-	-	-	-	211,010
Net (loss) earnings from continuing operations	(888,320)	18,980	(434,438)	-	(794,471)	(43,433)	365,042
Segment assets Segment assets excluding under-noted	2,695,027	(709,461)	1,117,566	-	35,056	875,749	1,376,117
Goodwill - CPC Econometrics	328,348	(335,652)	664,000	-	-	-	-
	3,023,375	(1,045,113)	1,781,566	-	35,056	875,749	1,376,117

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004, AND 2003

27.   Segmented Information -cont'd

2003	Consolidated	Intersegment eliminations	Events International Holding Corporation	MedEvents Inc.	Cadence Healthcare Communications Inc.	CPC Econometrics Inc.
	$	$	$	$	$	$
Revenues External	3,959,448		48,434	390,438	516,449	3,004,127
Intersegment	-	(1,552,796)	917,902	-	634,894	-
Segment revenues	3,959,448	(1,552,796)	966,336	390,438	1,151,343	3,004,127
Direct cost	2,913,254	(620,772)	-	268,947	948,912	2,316,167
Selling and administration	908,168	(917,902)	1,019,516	162,101	169,409	475,044
Amortization	129,505		-	114,148	10,527	4,830
Impairments	285,454		285,454	-	-	-
Interest expense (income)	1,379		2,236	22	2,275	(3,154)
Other income	(67,634)		-	(67,634)	-	-
(Loss) earnings from continuing operations before income taxes	(210,678)	(14,122)	(340,870)	(87,146)	20,220	211,240
Income taxes	71,834		-	-	-	71,834
(Loss) earnings from continuing operations	(282,512)	(14,122)	(340,870)	(87,146)	20,220	139,406

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

28.	Canadian and United States Accounting Policies Differences:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Consolidated statement of operations:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows".

Effective January 1, 2004, for U.S. GAAP purposes, the Company adopted SFAS 123R, using the modified retroprospective application method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to adopting SFAS 123R, the Company accounted for stock-based compensation plans under APB No. 25. Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant.

Under the modified retroprospective application method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Therefore, the following table reconciles loss from continuing operations and net loss as reported in the accompanying consolidated statements of operations to loss from continuing operations and net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP (there would be no impact to discontinued operations):

	Year ended December 31
	2005	2004	2003
Loss from continuing operations, in accordance with Canadian GAAP	$ (1,184,559)	$ (888,320)	$ (282,512)

Stock based compensation costs	-	(15,083)	(14,650)

Loss from continuing operations, in accordance with U.S. GAAP	$ (1,184,559)	$ (903,403)	$ (297,162)

Net loss, in accordance with Canadian GAAP	$ (1,184,559)	$ (2,204,904)	$ (703,468)

Stock based compensation costs	-	(15,083)	(14,650)

Net loss, in accordance with U.S. GAAP	$ (1,184,559)	$ (2,219,987)	$ (718,118)

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

28.	Canadian and United States Accounting Policies Differences: - cont’d

Basic and diluted net loss per share in accordance with U.S. GAAP would have remained unchanged from the amounts reported in accordance with Canadian GAAP.

Accumulated other comprehensive income (loss):

The application of U.S. GAAP requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

		Year ended December 31
		2005	2004	2003
Net loss in accordance with U.S. GAAP		$(1,184,559)	$(2,219,987)	$(718,118)
Foreign currency translation adjustment		(53,995)	(65,158)	(71,395)

Accumulated other comprehensive loss	$	$(1,238,554)	$(2,285,145)	$(789,513)

Estimated Value of Warrants:

As described in Note 13 to the consolidated financial statements, the Company allocated the proceeds of the 2005 private placements between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. The impact of this allocation on December 31, 2005 on shareholders’ equity is as follows:

	Canadian GAAP	U.S. GAAP
Capital stock	$12,405,434	$12,139,934
Other capital	$475,530	$741,030
Total shareholders’ equity	$8,774,587	$8,774,587

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

28.	Canadian and United States Accounting Policies Differences: - cont’d

New Accounting Pronouncements:

In October 2005, the FASB issued FASB Staff Position ("FSP") 123R-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R) ("FSP 123R-2")". FSP 123R-2 provides companies with a "practical accommodation" when determining the grant date of an award that is subject to the accounting provisions in SFAS 123R. Specifically, assuming a company meets all of the other criteria in the definition of grant date in SFAS 123R, a mutual understanding (between the company and the recipient) of the key terms and conditions of an award is presumed to exist at the date the award is approved (in accordance with the company's normal corporate governance policy) if (1) the award is unilateral grant meaning that the recipient does not have the ability to negotiate the key terms and conditions of the award, and (2) the key terms and conditions of the award are expected to be communicated to the recipient within a relatively short period of time (as defined in the FSP 123R-2) after the grant was approved. This FSP was effective upon initial adoption of SFAS 123-R on January 1, 2006. The adoption of this FSP is not expected to have a significant impact on the Company’s U.S. GAAP financial results.

In November 2005, the FASB issued FSP 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). FSP 123R-3 provides a practical exception when a company transitions to the accounting requirements in SFAS 123R. SFAS 123R requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS 123R ("APIC Pool"), assuming the company had been following the recognition provisions prescribed by SFAS 123. The FASB learned that several companies do not have the necessary historical information to calculate the APIC pool as envisioned by SFAS 123R and accordingly, the FASB decided to allow a practical exception as documented in FSP 123R-3. This FSP was effective on its issuance date. The adoption of this FSP did not have a significant impact on the Company’s U.S. GAAP financial results.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to have a significant impact on the Company’s U.S. GAAP financial results.

In December 2004, the FASB issued FSP 109-1, “Application of FSB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”. This Statement, which became effective upon issuance, provides that the tax deduction for income with respect to qualified domestic production activities, as part of the American Job Creation Act of 2004 that was enacted on October 22, 2004, will be treated as a special deduction as described in SFAS No. 109. The adoption of this FSP did not have a significant impact on the Company’s U.S. GAAP financial results.

DYNASTY GAMING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005, 2004 AND 2003
(TABULAR AMOUNTS ARE IN CANADIAN DOLLARS)

28.	Canadian and United States Accounting Policies Differences: - cont’d

In December 2004, the FASB issued FSP109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”. This FSP, which became effective upon issuance, allows an enterprise additional time beyond the financial reporting period of enactment of the American Jobs Creation Act of 2004 to evaluate the effect of this Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The adoption of this FSP did not have a significant impact on the Company’s U.S. GAAP financial results.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The adoption of this Statement is not expected to have a significant impact on the Company’s U.S. GAAP financial results.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.